
UniCredit
Consolidated Quarterly Report
as at 30 September 2005
RECEIVED
2006 FEB -1 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
82-3185
06010606
SUPPL
opportunity
sensitivity
care
sustainability
reputation
knowledge
simplicity
objectivity
timeliness
fairness
trust
transparency
culture
openness
discussion
initiative
freedom
respect
reciprocity
PROCESSED
FEB 0 1 2006
THOMSON
FINANCIAL
dialogue
yield
reliability
co-operation
credibility
consistency
Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, Via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 3,177,540,014 fully paid in




opportunity
enhancement
satisfaction
competition
sensitivity
care
sustainability
reputation
knowledge
simplicity
objectivity
timeliness
fairness
trust
transparency
freedom
respect
reciprocity
culture
openness
discussion
initiative
dialogue
yield
reliability
co-operation
listening
continuity
credibility
consistency

Consolidated Quarterly Report as at **30 September 2005**



BOARD OF DIRECTORS AND BOARD OF AUDITORS

as at 10 November 2005

Board of Directors

Carlo Salvatori *	Chairman
Franco Bellei * (first deputy chairman)	Deputy Chairmen
Gianfranco Gutty *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Giovanni Desiderio	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Luigi Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Paolo Vagnone **	
Anthony Wyand	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

(*) Member of the Chairman's Committee and of the Executive Committee
(**) Executive Committee Member



GENERAL MANAGEMENT

as at 10 November 2005

Alessandro Profumo	Managing Director/CEO
Paolo Fiorentino Dario Frigerio Andrea Moneta Roberto Nicastro	Group Deputy General Managers

Managers in charge of the Main Operating Divisions and Head Office Departments

Roberto Nicastro	Retail Division
Alessandro Profumo (ad interim)	Corporate and Investment Banking Division
Dario Frigerio	Private Banking and Asset Management Division
Andrea Moneta	New Europe Division
Paolo Fiorentino	Global Banking Services Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Edoardo Massaglia	Corporate Identity
Fausto Galmarini	Credit
Elisabetta Magistretti	Administration
Chiara Burberi	Organisational Models and Processes
Ranieri de Marchis	Planning and Finance
Rino Piazzolla	HR Strategy
Umberto Quilici	Group Information Systems
Franco Leccacorvi	Accounts



CONTENTS

Note

This Quarterly Report has been prepared under International Financial Reporting Standards (IAS/IFRS) in accordance with Appendix 3D of the CONSOB Issuer Regulation.

Note to the Report on Operations

The following conventional symbols have been used in the tables:

- A dash (-) indicates that the item/figure is inexistent.
- Two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant.
- "N/A" indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros**.

Group Chart as at 30 September 2005

Fully consolidated companies and **companies accounted for using the equity method.**

SCOPE OF CONSOLIDATION

The Group chart as at 30 September 2005 shows consolidated subsidiaries sub-divided both according to the Division they are part of and according to the method of consolidation (full, proportional or net-equity).

With the adoption of IFRS the area of consolidation expanded due to inclusion of sixteen companies previously valued at net equity and two companies previously valued at cost.

On 28 September Koçbank, a 99.9% subsidiary of Koç Financial Services A.S. ("KFS", the Turkish joint venture between UniCredit and Koç Group), completed its acquisition of 57.4% of the share capital of Yapi ve Kredi Bankasi A.S. The stake is accounted for at net equity.

The breakdown of figures by Division, with the exception of New Europe figures, has been restated to take account of the effect of the merger into UniCredito Italiano SpA of Banca dell'Umbria and Cassa di Risparmio di Carpi, previously included in the Retail Division, and of the resulting transfer of their business activities/assets respectively to UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Real Estate.

UniCredit

GLOBAL BANKING SERVICES

RETAIL

CORPORATE AND INVESTMENT BANKING

PRIVATE BANKING AND ASSET MANAGEMENT

NEW EUROPE

OTHER COMPANIES

RETAIL

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

UNICREDIT CLARIMA BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

Financial and other companies

UNICREDIT ASSICURA S.r.l.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS PREVIDENZA S.I.M.p.A.
(in liquidation)
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

CORPORATE AND INVESTMENT BANKING

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
(in liquidation)
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

LOCAT RENT S.p.A.
Main office: Milan

MEDIOINVEST S.r.l.
Main office: Perugia

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TLX S.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UBM SECURITIES INC.
(in liquidation)
Main office: New York ◆

UNICREDIT BROKER S.p.A.
Main office: Milan

UNICREDIT FACTORING S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

SVILUPPO GLOBALE GEIE
Main office: Rome

ZAO LOCAT LEASING RUSSIA
Sede: Moscow ◆

PRIVATE BANKING AND ASSET MANAGEMENT

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.
Main office: Luxembourg ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Financial and other companies

XAA AGENZIA ASSICURATIVA S.p.A.
Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A. - Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

KI7 (7) LIMITED - Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd - Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER ASSET MANAGEMENT A.S.
(ex ZB ASSET MANAGEMENT A.S.)
Main office: Prague ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Inc.
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

PIONEER GLOBAL INVESTMENTS (Australia) PTY Ltd
Main office: Melbourne ◆

PIONEER GLOBAL INVESTMENTS (Hk) Ltd
Main office: Hong Kong ◆

PIONEER INVESTMENT COMPANY A.S.
Main office: Prague ◆

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

PIONEER PEKAO TFI S.A. - Main office: Warsaw ◆

Sub-Group Pioneer USA ◆

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Republic of San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Pioneer Global Asset Management Group

OAK RIDGE INVESTMENT LLC
Sede: Wilmington ◆

Financial and other companies

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT LUXEMBOURG FINANCE S.A.
Sede: Luxembourg ◆

UNICREDIT (SUISSE) TRUST S.A.
Sede: Lugano ◆

LEGEND ◆ Non-resident in Italy ✓ Consolidated using the proportional method

NEW EUROPE

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Pekao Group ◆

BANK PEKAO S.A. - Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd - Main office: Luck

BDK CONSULTING Ltd - Main office: Luck

CDM PEKAO S.A. - Main office: Warsaw

CENTRUM KART S.A. - Main office: Warsaw

DRUKBANK Sp.zo.o. - Main office: Zamosc

PEKAO ACCESS Sp.zo.o - Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Warsaw

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A. - Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D. - Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O. - Main office: Zagreb

ISTRAGOLF D.O.O.
Main office: Umag

ISTRATURIST UMAG HOTELIJERSTVO
I TURIZAM D.D. - Main office: Umag

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O. - Main office: Zagreb

ZANE BH D.O.O. - Main office: Sarajevo

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNICREDIT ZAGREBACKA BANKA D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD - Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
- Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL
KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL
DEGERLER A.S. - Main office: Istanbul ✓

STICHTING CUSTODY SERVICE KBN ✓
Main office: Amsterdam

Other banks ◆

BULBANK A.D. - Main office: Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A. - Main office: Bucharest

ZIVNOSTENSKA BANKA A.S. - Main office: Prague

Financial ◆

UNICREDIT SECURITIES S.A.
Main office: Bucharest

UNICREDIT LEASING AUTO BULGARIA EOOD
Main office: Sofia

UNICREDIT LEASING BULGARIA EAD
Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Pekao Group ◆

ANICA SYSTEM S.A. - Main office: Lublin

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR"
S.A. - Main office: Czarnkow

GRUPA INWESTYCYJNA NYWIG S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE
DOBROVOLJNIM
MIROVINSKIM FONDOM - Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE OBVEZNIM
MIROVINSKIM FONDOM - Main office: Zagreb

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Koç Group ◆

YAPYVE KREDI BANKASI A.S.
Main office: Istanbul

Financial and other companies ◆

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

GLOBAL BANKING SERVICES

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

BREAKEVEN S.r.l.
Main office: Verona

I-FABER S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

Ancillary companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI
ACCENTRATE S.p.A.
Main office: (Cologno Monzese) Mi

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI
INFORMATIVI S.p.A.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

OTHER COMPANIES

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Financial and other companies

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

UNICREDIT IRELAND FINANCIAL SERVICES Plc
Main office: Dublin ◆

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO
FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO -
FUNDING LLC II - Main office: Dover ◆

Ancillary companies

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORTIUM S.r.l.
Main office: Milan

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

C.R. TRIESTE IRELAND Ltd
(in liquidation) - Main office: Dublin ◆

FIDIA S.G.R. S.p.A. - Main office: Milan

LISEURO S.p.A. - Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

INIZIATIVE URBANE S.p.A.
Main office: Trento

SERIN S.r.l.
Main office: Trento

SE.TEL. SERVIZI TELEMATICI
Main office: Napoli

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi - Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin



KEY FINANCIAL INFORMATION AND ACCOUNTS

Main Group Figures

Financial Summary

(€ million)

PROFIT AND LOSS	FIRST 9 MONTHS 2005	2004	CHANGE PERCENT.
Total revenues	8,278	7,588	+ 9.1%
of which: net interest income	*4,154*	*3,725*	*+ 11.5%*
net commission	*3,204*	*2,878*	*+ 11.3%*
Operating expenses	4,400	4,234	+ 3.9%
Operating profit	3,878	3,354	+ 15.6%
Profit before tax	3,368	2,670	+ 26.1%
Net profit	2,278	1,783	+ 27.8%
Group portion of net profit for the period	**2,118**	**1,650**	**+ 28.4%**

(€ million)

BALANCE SHEET	AMOUNTS AS AT 30.09.2005	01.01.2005	CHANGE PERCENT.
Total assets	279,864	260,715	+ 7.3%
Loans and receivables with customers	153,194	140,444	+ 9.1%
Direct and Indirect Deposits	450,142	401,449	+ 12.1%
- Deposits from customers and debt certificates	163,802	148,242	+ 10.5%
- Indirect deposits	286,340	253,207	+ 13.1%
- Indirect deposits under administration	*136,714*	*128,252*	*+ 6.6%*
- Indirect deposits under management	*149,626*	*124,955*	*+ 19.7%*
Shareholders' equity	**15,707**	**14,373**	**+ 9.3%**

STAFF AND BRANCHES	FIGURES AS AT 30.09.2005	31.12.2004	CHANGE
Number of employees [1]	69,331	69,512	-181
Number of financial consultants	2,204	2,355	-151
Number of branches	4,383	4,442	- 59

Note: 1. The decrease in respect of September 2004 was 1,067. The difference between this figure and the change given above relates to seasonal employees working in tourist industry companies.

Profitability and Financial Ratios

	FIGURES AS AT 30.09.2005	30.09.2004	CHANGE
PROFITABILITY RATIOS (%)			
ROE [1]	23.1	18.1	+ 5.0
Cost/income ratio	53.2	55.8	- 2.6
RISK RATIOS (%)			
Net non-performing loans/Loans to customers	1.42	1.47	- 0.05
Net bad and doubtful debts/Loans to customers	2.79	2.85	- 0.06
PRODUCTIVITY RATIOS [2] (€ thousands)			
Total revenues per employee	159	146	+ 13
Payroll Costs per employee	50	48	+ 2

Notes: 1. Shareholders' equity used for the ratio was that of the period end (net of profit for the period and held-for-trading assets valuation reserve).
2. Employee numbers as at period end.

Main Divisional Results

(€ million)

PROFIT AND LOSS

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest income							
Jan-Sept 2005	1,861	1,211	80	922	77	3	4,154
Jan-Sept 2004	*1,682*	*1,166*	*72*	*808*	*8*	*-11*	*3,725*
Net non-interest income							
Jan-Sept 2005	1,440	1,185	903	629	191	-224	4,124
Jan-Sept 2004	*1,286*	*1,115*	*775*	*513*	*240*	*-66*	*3,863*
TOTAL REVENUES							
Jan-Sept 2005	**3,301**	**2,396**	**983**	**1,551**	**268**	**-221**	**8,278**
Jan-Sept 2004	***2,968***	***2,281***	***847***	***1,321***	***248***	***-77***	***7,588***
Operating expenses							
Jan-Sept 2005	-2,076	-717	-562	-822	-299	76	-4,400
Jan-Sept 2004	*-2,056*	*-688*	*-549*	*-717*	*-287*	*63*	*-4,234*
OPERATING PROFIT							
Jan-Sept 2005	**1,225**	**1,679**	**421**	**729**	**-31**	**-145**	**3,878**
Jan-Sept 2004	***912***	***1,593***	***298***	***604***	***-39***	***-14***	***3,354***
Adjustments, provisions and income from investments							
Jan-Sept 2005	-296	-377	-8	-58	233	-4	-510
Jan-Sept 2004	*-217*	*-388*	*-*	*-96*	*17*	*-*	*-684*
Income taxes for the period							
Jan-Sept 2005	-383	-532	-105	-134	21	43	-1,090
Jan-Sept 2004	*-295*	*-503*	*-65*	*-85*	*47*	*14*	*-887*
NET PROFIT FOR THE PERIOD							
Jan-Sept 2005	**546**	**770**	**308**	**537**	**223**	**-106**	**2,278**
Jan-Sept 2004	***400***	***702***	***233***	***423***	***25***	***-***	***1.783***

Note: Profit and loss for each Division is the aggregate of the results of the Division's subsidiaries, net of pertinent adjustments and infradivisional transactions. Other net income of the Parent Company and Other Subsidiaries, mainly represented by expenses claimed back from other Group companies, is deducted from operating expenses.
Divisional figures – except those relating to New Europe - have been restated to take into account the effects of the incorporation into UniCredito Italiano of Banca dell'Umbria and Cassa di Risparmio di Carpi, which were previously included in the Retail Division. Following incorporation these two banks' retail, corporate and private banking businesses have been transferred respectively to UniCredit Banca, UniCredit Banca d'Impresa and UniCredit Private Banking and their property holdings to UniCredit Real Estate.

(€ million)

BALANCE SHEET ITEMS

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Loans and receivables with customers							
as at 30 September 2005	59,989	71,430	1,790	17,137	13,729	-10,881	153,194
as at 1st January 2005	*54,648*	*66,420*	*1,504*	*14,367*	*14,047*	*-10,542*	*140,444*
Deposits from customers and debt certificates							
as at 30 September 2005	71,271	21,814	7,136	24,970	68,076	-29,465	163,802
as at 1st January 2005	*66,767*	*18,735*	*7,001*	*23,586*	*56,135*	*-23,982*	*148,242*

STAFF AND BRANCHES

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Number of employees							
as at 30 September 2005	24,360	5,426	3,572	28,875	7,098	-	69,331
as at 31 December 2004	*25,098*	*5,508*	*3,721*	*28,249*	*6,936*	-	*69,512*
Number of branches							
as at 30 September 2005	2,656	249	160	1,313	5	-	4,383
as at 31 December 2004	*2,742*	*243*	*164*	*1,287*	*6*	-	*4,442*

PROFITABILITY RATIOS

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Cost/income ratio (%)							
as at 30 September 2005	62.9	29.9	57.2	53.0	n.s.	n.s.	53.2
as at 30 September 2004	*69.3*	*30.2*	*64.8*	*54.3*	*n.s.*	*n.s.*	*55.8*

(€ million)

CONSOLIDATED BALANCE SHEET	AMOUNTS AS AT		CHANGE OVER 30.06.2005		AS AT	CHANGE OVER
	30.09.2005	30.06.2005	AMOUNT	PERCENT.	01.01.2005	01.01.2005
Assets						
Cash and cash balances	1,931	1,947	- 16	- 0.8%	2,084	- 7.3%
Loans and receivables with:						
- customers	153,194	150,495	+ 2,699	+ 1.8%	140,444	+ 9.1%
- banks	17,970	13,578	+ 4,392	+ 32.3%	14,996	+ 19.8%
Financial assets held for trading	70,287	71,401	- 1,114	- 1.6%	70,039	+ 0.4%
Financial assets designated at fair value	3,794	4,785	- 991	- 20.7%	2,636	+ 43.9%
Available for sale financial assets	13,679	13,224	+ 455	+ 3.4%	12,773	+ 7.1%
Held to maturity investments	2,826	2,878	- 52	- 1.8%	2,925	- 3.4%
Derivatives used for hedging	1,395	1,400	- 5	- 0.4%	995	+ 40.2%
Fair value changes of the hedged items in port	743	818	- 75	- 9.2%	625	+ 18.9%
- Investments in associates and joint ventures	1,738	1,102	+ 636	+ 57.7%	863	+ 101.4%
- Property, plant and equipment	2,890	2,886	+ 4	+ 0.1%	2,901	- 0.4%
- Intangible assets excl. goodwill	331	326	+ 5	+ 1.5%	327	+ 1.2%
- Goodwill and positive consolidation differences	2,126	2,060	+ 66	+ 3.2%	1,950	+ 9.0%
Deferred tax assets	1,648	1,627	+ 21	+ 1.3%	1,620	+ 1.7%
Other assets	5,312	5,251	+ 61	+ 1.2%	5,537	- 4.1%
Total assets	**279,864**	**273,778**	**+ 6,086**	**+ 2.2%**	**260,715**	**+ 7.3%**
Liabilities and shareholders' equity						
Deposits:						
- from customers	99,389	98,384	+ 1,005	+ 1.0%	95,008	+ 4.6%
- debt certificates including bonds	64,413	63,119	+ 1,294	+ 2.1%	53,234	+ 21.0%
- from banks	30,867	28,483	+ 2,384	+ 8.4%	22,935	+ 34.6%
Financial liabilities held for trading	47,263	46,301	+ 962	+ 2.1%	54,204	- 12.8%
Derivatives used for hedging	1,268	1,342	- 74	- 5.5%	962	+ 31.8%
Fair value changes of the hedgeg items in port	563	681	- 118	- 17.3%	409	+ 37.7%
Specific reserves	2,278	2,234	+ 44	+ 2.0%	2,221	+ 2.6%
Deferred tax liabilities	1,798	1,500	+ 298	+ 19.9%	1,556	+ 15.6%
Other liabilities	9,030	9,660	- 630	- 6.5%	7,989	+ 13.0%
Subordinated debt	6,046	6,003	+ 43	+ 0.7%	6,643	- 9.0%
Minorities	1,242	1,171	+ 71	+ 6.1%	1,181	+ 5.2%
Shareholders' equity						
- Capital and reserves	12,228	12,191	+ 37	+ 0.3%	11,148	+ 9.7%
- held-for-trading assets and cash-flow hedge valuation reserve	1,361	1,267	+ 94	+ 7.4%	1,156	+ 17.7%
- Net profit	2,118	1,442	+ 676	+ 46.9%	2,069	+ 2.4%
Total liabilities and shareholders' equity	**279,864**	**273,778**	**+ 6,086**	**+ 2.2%**	**260,715**	**+ 7.3%**

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	FIRST 9 MONTHS		CHANGE OVER 30.09.2004		Q 3		CHANGE
	2005	2004 [1]	P&L	PERCENT.	2005	2004 [1]	PERCENT.
Net interest	3,974	3,551	+ 423	+ 11.9%	1,376	1,203	+ 14.4%
Dividends and other income from equity investments	180	174	+ 6	+ 3.4%	22	49	- 55.1%
Net interest income	**4,154**	**3,725**	**+ 429**	**+ 11.5%**	**1,398**	**1,252**	**+ 11.7%**
Net commission	3,204	2,878	+ 326	+ 11.3%	1,111	929	+ 19.6%
Net trading, hedging and fair value income	746	816	- 70	- 8.6%	227	230	- 1.3%
Net other expenses/income	174	169	+ 5	+ 3.0%	67	73	- 8.2%
Net non-interest income	**4,124**	**3,863**	**+ 261**	**+ 6.8%**	**1,405**	**1,232**	**+ 14.0%**
TOTAL REVENUES	**8,278**	**7,588**	**+ 690**	**+ 9.1%**	**2,803**	**2,484**	**+ 12.8%**
Payroll costs	-2,622	-2,495	- 127	+ 5.1%	-880	-836	+ 5.3%
Other administrative expenses	-1,590	-1,529	- 61	+ 4.0%	-547	-510	+ 7.3%
Recovery of expenses	171	162	+ 9	+ 5.6%	58	57	+ 1.8%
Writedowns of intangible and tangible fixed assets	-359	-372	+ 13	- 3.5%	-123	-133	- 7.5%
Operating expenses	**-4,400**	**-4,234**	**- 166**	**+ 3.9%**	**-1,492**	**-1,422**	**+ 4.9%**
OPERATING PROFIT	**3,878**	**3,354**	**+ 524**	**+ 15.6%**	**1,311**	**1,062**	**+ 23.4%**
Provision for risks and charges	-92	-52	- 40	+ 76.9%	-24	-24	-
Net writedowns of loans and provisions for guarantees and commitments	-676	-660	- 16	+ 2.4%	-192	-221	- 13.1%
Net income from investments	258	28	+ 230	n.s.	27	18	+ 50.0%
PROFIT BEFORE TAX	**3,368**	**2,670**	**+ 698**	**+ 26.1%**	**1,122**	**835**	**+ 34.4%**
Income tax for the period	-1,090	-887	- 203	+ 22.9%	-382	-274	+ 39.4%
NET PROFIT	**2,278**	**1,783**	**+ 495**	**+ 27.8%**	**740**	**561**	**+ 31.9%**
Minorities	-160	-133	- 27	+ 20.3%	-64	-51	+ 25.5%
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**2,118**	**1,650**	**+ 468**	**+ 28.4%**	**676**	**510**	**+ 32.5%**

Note: 1. 2004 figures do not take account of the effects of application of IAS 32 and 39.





EXPLANATORY NOTES AND DIRECTORS' REMARKS

Profit and Loss Account

NET PROFIT

In the third quarter 2005, the Group maintained its excellent profit performance over the first part of the year. The Group's portion of net profit was €676 million, up by 32.5% over the third quarter of 2004. Operating profit for the first nine months came to €2,118 billion, an increase of 28.4% over the corresponding period of 2004. This performance was primarily due to the positive results achieved in lending and asset management activities, which bolstered operating profit growth; adjusted for tax, the latter accounted for about two thirds of the increase in profit for the period. Net profit for the first nine months 2005 was boosted by a capital gain of about €200 million from the first quarter sale of our 20.3% stake in Autostrada Brescia Verona Vicenza Padova ("Serenissima"), although this gain was partially offset by higher provisions and writedowns for the period.

Profit and loss and balance sheet figures shown in this quarterly report have been prepared under IFRS as adopted by the EU. The Group began to apply IAS 32 and 39 as of 1 January 2005. Please refer to the Appendix for a description of the main differences in accounts items compared to previous GAAP, and for reconciliations. The Appendix also shows the profit and loss account and balance sheet of September 2005 under previous GAAP, to ensure comparability of all data provided up to this Report.

OPERATING PROFIT

There were no substantial changes in our economic environment in the third quarter 2005. Global economic growth continued at a measured pace in the main economic regions, with only Europe clearly lagging behind. In Italy, despite the recovery seen in the second quarter, which has also been confirmed by several recent indicators, a comparison with 2004 underlines the economy's weakness. By contrast, macroeconomic performance in New Europe was good. European stock markets rose by about 7.5% in the quarter and by 16% from the start of the year (MIB30 was up by 8.2% and 12.1% respectively), while euro interest rates remained largely unchanged in the first nine months of the year, and just above those of the corresponding period of 2004 (for example one-month Euribor averaged 2.11% from January-September 2005 as against 2.07% from January-September 2004). In currency markets, the US dollar maintained its end-of-June levels against the euro after a 13.1% gain in the first half, somewhat higher than the September 2004 exchange rate, while the zloty (the Pekao Group Accounts currency) rose by about 3-4% compared to the preceding three quarters, but appreciated substantially over the year (by 11.8%).

Against this background, the Group's total revenues rose in the third quarter by 12.8% year-on-year (by 11.5% at constant exchange rates), a larger increase than that shown over the first half of 2005. Total revenues for the first nine months came to €8,278 million, an increase of 9.1% (7.6% at constant exchange rates) over the corresponding period of 2004. The rise resulted from growth in both net interest income (up by 11.5% and 9.9% at constant exchange rates) and net non-interest income

(up by 6.8% and 5.4% at constant exchange rates). In the third quarter there was an acceleration in the year-on-year growth rate of this last component, while net interest income remained in line with growth seen in the first half.

The application of IAS 39 as of 1 January 2005 partially alters the comparison with 2004 within total revenues, increasing net interest income and reducing net non-interest income, as noted in greater detail below, with a positive overall impact of about €28 million.

(€ million)

OPERATING PROFIT	JAN-SEPT		CHANGE PERCENT.		Q3		CHANGE PERCENT.	
	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES
Net interest income	4,154	3,725	+ 11.5%	+ 9.9%	1,398	1,252	+ 11,7%	+ 10.1%
Net non-interest income	4,124	3,863	+ 6.8%	+ 5.4%	1,405	1,232	+ 14,0%	+ 12.8%
Total revenues	**8,278**	**7,588**	**+ 9.1%**	**+ 7.6%**	**2,803**	**2,484**	**+ 12,8%**	**+ 11.5%**
Operating expenses	-4,400	-4,234	+ 3.9%	+ 2.5%	-1,492	-1,422	+ 4,9%	+ 3.6%
Operating profit	**3,878**	**3,354**	**+ 15.6%**	**+ 14.1%**	**1,311**	**1,062**	**+ 23,4%**	**+ 21.9%**
of which:								
Retail	1,225	912	+ 34.3%	+ 34.3%	413	324	+ 27,5%	+ 27.5%
Corporate and Investment Banking	1,679	1,593	+ 5.4%	+ 5.4%	583	472	+ 23,5%	+ 23.7%
Private Banking and Asset Management	421	298	+ 41.3%	+ 40.7%	151	107	+ 41,1%	+ 40.6%
New Europe	729	604	+ 20.7%	+ 12.3%	286	225	+ 27,1%	+ 19.7%
Parent Comapany and other subsidiaries	-31	-39	n.s.	n.s.	-77	-44	n.s.	n.s.
Consolidation adjustments	-145	-14	n.s.	n.s.	-45	-22	n.s.	n.s.
Cost/income %	**53.2**	**55.8**			**53.2**	**57.2**		

Expenses rose by 4.9% in the third quarter compared to the corresponding period of 2004 (3.6% at constant exchange rates) and by 3.9% (2.5% at constant exchange rates) for the first nine months 2005. This was largely the result of stronger growth in New Europe Division banks, which operate in economies with higher average inflation rates. The Group's cost/income ratio dropped to 53.2% in the first nine months of 2005 from 55.8% in the corresponding period of the previous year.

As a result of these trends, the Group's operating profit at the end of September was €3,878 million, an increase of 15.6% (14.1% at constant exchange rates) over the corresponding period of 2004. The third quarter 2005 closed with an even more substantial increase of 23.4% (21.9% at constant exchange rates) over the third quarter of 2004.

The underlying trends in the significant growth in the Group's operating income, especially the positive results for lending and customer asset management, are reflected even more strongly in the performance of the Retail Division, which for September as a whole recorded an increase in operating profit of 34.3% over the corresponding period in 2004, and in the performance of

Private Banking and Asset Management, in which operating profit rose by 41.3% in the same period. These factors also positively impact the New Europe Division, which recorded an increase in operating profit (up by 20.7% in the first nine months) partly due to exchange rate movements (the increase was 12.3% at constant exchange rates). By contrast Corporate and Investment Banking (up by 5.4%) was affected by a reduction in trading profits, due especially to a decline in sales of derivatives in the corporate sector, although the effects of that drop were partly offset by growth in commission income, mainly from investment banking. The Parent Company's and other subsidiaries' operating profit was negative, in that it was net of dividends, but there was a modest increase over the first nine months of 2004, while the marked increase in adjustments on consolidation was mainly attributable to the impact of higher placements of Parent Company bonds by other Divisions.

NET INTEREST INCOME

For the first nine months 2005, net interest income was €4,154 million, an increase of 11.5% (9.9% at constant exchange rates) over the corresponding period of 2004 due to higher net interest (up by 11.9%) and dividends and other income on equity investments (up by 3.4%). Third quarter growth was 11.7% year-on-year, but 14.4% in the interest component alone. The growth in net interest was due to significant growth in business volume, only partially offset by a narrowing of the spread between lending and deposit rates resulting especially from the higher percentage of bonds in liabilities.

The improvement in net interest, as expected, is attributable in part to the effects of applying IAS 39, which can be quantified at about €58 million. The most significant impact is related to higher interest on bad and doubtful debts, previously discounted to include the financial impact of their delayed collection, which mature as the estimated date of collection approaches. A positive, albeit moderate, impact is attributable to the inclusion of certain types of commission in the calculation of the amortised cost of loans. These effects were however offset by greater loan writedowns in the period (€85 million), which take into account this financial effect in respect of the staggered collection on new bad and doubtful debts.

(€ million)

NET INTEREST	JAN-SEPT		CHANGE PERCENT.		Q3		CHANGE PERCENT.	
	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES
Net interest	3,974	3,551	+ 11.9%	+ 10.2%	1,376	1,203	+ 14.4%	+ 12.7%
Dividends and other income from equity investments	180	174	+ 3.4%	+ 4.6%	22	49	- 55.1%	- 54.2%
Net interest income	**4,154**	**3,725**	**+ 11.5%**	**+ 9.9%**	**1,398**	**1,252**	**+ 11.7%**	**+ 10.1%**

All Divisions contributed positively to the growth of net interest. The increase on a consolidated basis compared to the first nine months of 2004 is due as to 40% to the Retail Division, up by 10.1%, and

as to 10% to the Corporate Division (up by 3.7% in the same period). For both Divisions, the increase was due to loan growth, particularly in medium and long term lending and in leasing, despite a narrowing of the spread between lending and deposit rates, resulting both from an adverse mix (a larger proportion, within assets, of medium-term loans and mortgages, a relatively less profitable type of loan, and of bonds in liabilities), and from a market effect (the spread at industry level narrowed by about 20 basis points between the two periods). The New Europe Division, benefiting from a favourable exchange rate effect, recorded an increase in net interest of 14.1% in the first nine months of the year (up by 6.3% at constant exchange rates), explained in this case too by the increase in loans, while the significant improvement in net interest income by the Parent Company and other subsidiaries (by about €70 million from September 2004 to 2005) is mainly attributable to a financial transaction undertaken by the Group Treasury.

NET NON-INTEREST INCOME

Thanks to the result achieved in the third quarter, net non-interest income stood at €4,124 million at end September 2005, up by 14% over the third quarter of 2004, and up 6.8% compared to the first nine months of 2004 (up by 5.4% at constant exchange rates). This growth, a result of the increase in net commissions, was partially offset by the negative effects of the introduction of IAS 39 both on commissions, in respect of the portion included in the amortised cost calculation, and on trading, hedging and fair value income, especially since gains on available-for-sale assets are now no longer recognised through profit or loss until sold, partly offset by the positive effect of the valuation of the FIAT covertendo loan. Overall, the negative impact on net non-interest income from the application of IAS 39 amounted to about €30 million up to the end of September.

(€ million)

NET NON-INTEREST INCOME	JAN-SEPT		CHANGE PERCENT.		Q3		CHANGE PERCENT.	
	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES
Net commission	3,204	2,878	+ 11.3%	+ 10.0%	1,111	929	+ 19.6%	+ 18.2%
Net trading, hedging and fair value income	746	816	- 8.6%	- 9.8%	227	230	- 1.3%	- 1.7%
Net other expenses/income	174	169	+ 3.0%	+ 0.6%	67	73	- 8.2%	- 9.6%
Net non-interest income	**4,124**	**3,863**	**+ 6.8%**	**+ 5.4%**	**1,405**	**1,232**	**+ 14.0%**	**+ 12.8%**

Net commissions recorded strong growth in the third quarter (up by 19.6% over the third quarter of 2004), reaching €3,204 million at the end of September, giving an increase of 11.3% compared to the first nine months of 2004 (or 10% at constant exchange rates). Net of the negative impact of the introduction of IAS 39, which produced a €26 million drop, the increase for the first nine months would have been 12.2%. The increase in commissions resulted both from higher commissions for asset management and administration services, which rose by 13.6% over the first nine months of 2004, and from an increase in commissions from other business areas (up by 8.7% overall).

(€ million)

NET COMMISSION	JAN-SEPT		CHANGE	
	2005	2004	P&L	PERCENT.
Asset management, custody and administration:	1,724	1,517	+ 207	+ 13.6%
securities dealing and placement	*156*	*140*	*+ 16*	*+ 11.4%*
segregated accounts	*143*	*92*	*+ 51*	*+ 55.4%*
management of collective investment funds	*1,065*	*944*	*+ 121*	*+ 12.8%*
insurance products	*287*	*256*	*+ 31*	*+ 12.1%*
other securities	*73*	*85*	*- 12*	*- 14.1%*
Guarantees and loans	898	835	+ 63	+ 7.5%
Collection and payment services	358	338	+ 20	+ 5.9%
Forex dealing	69	66	+ 3	+ 4.5%
Tax collection services	95	100	- 5	- 5.0%
Other services	60	22	+ 38	+ 172.7%
Total net commission	**3,204**	**2,878**	**+ 326**	**+ 11.3%**

All the major asset management and administration service divisions reported significant increases over the first nine months of the previous year. In particular, growth in commissions from trading and placement of securities was primarily attributable to the placement activities of the Group's investment bank. Growth in segregated accounts was linked to the success of highly customisable products launched in 2004. The increase in fees on mutual funds was the result of increased inflows and asset volume and a higher percentage of equity funds, while the rise in commissions on insurance products was tied to the upturn in placements after the decline reported in 2004. The reduction in other securities transactions was primarily attributable to the increase in commission expense for financial advisors and external distributors, which are not apportioned to individual products as in the case of the corresponding commission income.

In other business areas, an increase of 7.5% was recorded in commissions relating to current accounts, loans and guarantees, which was partly offset by the inclusion of certain income items in the amortised cost calculation, due to results achieved by UBM in loan arrangement. The movement in net commissions for other services was also affected by the application of amortised cost, which included certain commission expenses previously contained in this item.

After a natural adjustment in 2004 following four years of outstanding growth, trading profits posted an 8.6% decline compared to the first nine months of 2004. The reduction is primarily explained by the decrease in sales of derivatives to corporate customers, and to a lesser extent, by lower proceeds from the structuring of bonds for retail customers and lower gains on sales of and trading in derivatives by institutional customers.

OPERATING EXPENSES

Operating expenses totalled €4,400 million representing a 3.9% increase over the first nine months of 2004, or a 2.5% increase at constant exchange rates. This increase was largely due to the performance of the New Europe Division, which operates in higher-inflation markets.

(€ million)

OPERATING EXPENSES	JAN-SEPT 2005	JAN-SEPT 2004	CHANGE PERCENT. ACTUAL	CHANGE PERCENT. AT CONSTANT EXCH. RATES	Q3 2005	Q3 2004	CHANGE PERCENT. ACTUAL	CHANGE PERCENT. AT CONSTANT EXCH. RATES
Payroll costs	-2,622	-2,495	+ 5.1%	+ 3.9%	-880	-836	+ 5.3%	+ 4.2%
Other administrative expenses	-1,590	-1,529	+ 4.0%	+ 2.6%	-547	-510	+ 7.3%	+ 5.7%
Recovery of expenses	+ 171	+ 162	+ 5.6%	+ 6.2%	+ 58	+ 57	+ 1.8%	+ 1.7%
Writedowns of intangible and tangible fixed assets	-359	-372	- 3.5%	- 5.4%	-123	-133	- 7.5%	- 9.1%
Operating expenses	**-4,400**	**-4,234**	**+ 3.9%**	**+ 2.5%**	**-1,492**	**-1,422**	**+ 4.9%**	**+ 3.6%**

Payroll costs rose by 5.1%, or by 3.9% at constant exchange rates, over the corresponding period of the previous year due to the following:

- a 2.0% increase (1.3% at constant exchange rates) in the Group's New Europe banks, where overall staff numbers remained essentially unchanged over 30 September 2004;
- a 3.1% increase for the Group's remaining banks and companies due to increases resulting from the recent contract renewal on the period from January-September 2005, higher charges for the bonus system (owing both to the good performance reported in the last quarter of 2004 and higher provisions for the current period) and the protection and introduction of specific specialist positions. These increases were only partially offset by the overall reduction in staff as compared to 30 September 2004.

The change in other administrative expenses, net of reimbursed expenses, came to 3.8% (or 2.1% at constant exchange rates), and is largely attributable to advertising costs, maintenance and hire costs for furniture and equipment and rental expenses. The increase in rental expense was partially due to greater use of rented offices following the sale of several properties in 2004, and thus, should also be seen in relation to the reduction in depreciation.

Overall, depreciation was down by €13 million, or 3.5%, and by €20 million, or 5.4%, at constant exchange rates, due primarily to the reduction in depreciation on furniture and equipment.

NET PROFIT

The growth in operating profit was boosted by an increase in net investment income, which totalled €258 million at the end of September 2005 compared to €28 million for the corresponding period of the prior year, due to the mentioned €200 million capital gain from the sale of the stake in the "Serenissima" Autostrada motorway (Autostrada Brescia-Verona-Vicenza-Padova S.p.A.).

The larger contribution from investment income was partly offset by an increase in provisions and net writedowns.

At the end of September, provisions for risks and charges totalled €92 million compared to €52 million for the first nine months of 2004. The increase was primarily attributable to the higher costs incurred by the Corporate Division to cover increased legal risks in connection with pending compensation suits and other legal proceedings.

Net writedowns of loans and provisions for guarantees and commitments were €676 million compared with €660 million for the first nine months of 2004 (up by 2.4%). The increase, quantifiable in about €85 million, is explained by the introduction of IAS 39, and is primarily due to the time value of money effect of forecast collections of bad and doubtful debts. The breakdown by Division shows an increase in the Retail Division, also related to the noticeable growth in loans, and a reduction both in the Corporate Division, which had recorded a high volume of writedowns in the prior period for several large loans, and in the New Europe Division, which benefited from a favourable economic situation and careful loan approval and risk control processes.

Earnings before tax on continuing operations for the end of September came to €3,368 million, an increase of 26.1% over the corresponding period of 2004.

Income tax was up by 22.9% over the first nine months of 2004 to €1,090 million representing 32.4% of earnings before tax, which was lower than the 33.2% reported for the first nine months of 2004 due primarily to higher capital gains on equity investments with no tax impact.

Net profit on continuing operations were therefore €2,278 million, an increase of 27.8% over the first nine months of 2004. As with the change in operating profit, all Divisions made positive contributions toward this increase, which in the aggregate totalled €495 million. The increase in the contribution of the Parent Company and other subsidiaries (up by €198 million over September 2004) was due to capital gains on equity investments, while setoffs and other consolidation adjustments were down by €106 million essentially due, as noted above, to the impact of the higher placements of Parent Company bonds by the other Divisions.

(€ million)

NET PROFIT BY DIVISION

	JAN-SEPT		CHANGE		Q3		CHANGE	
	2005	2004	AMOUNT	PERCENT.	2005	2004	AMOUNT	PERCENT.
Retail	546	400	+ 146	+ 36.5%	211	148	+ 63	+ 42.6%
Corporate and Investment Banking	770	702	+ 68	+ 9.7%	270	190	+ 80	+ 42.1%
Private Banking and Asset Management	308	233	+ 75	+ 32.2%	110	84	+ 26	+ 31.0%
New Europe	537	423	+ 114	+ 27.0%	239	167	+ 72	+ 43.1%
Parent Comapany and other subsidiaries	223	25	+ 198	n.s.	-55	-11	- 44	n.s.
Consolidation adjustments	-106	-	- 106	n.s.	-35	-17	- 18	n.s.
Net profit	**2,278**	**1,783**	**+ 495**	**+ 27.8%**	**740**	**561**	**+ 179**	**+ 31.9%**

Minorities were €160 million, up by €27 million compared to September 2004, mainly due to an increase in Pekao Group profits.

The Group's portion of net profit was thus €2,118 million, which was up by 28,4% over the €1,650 million for the corresponding period of 2004.

ROE on an annualised basis was 23.1% compared to 18.1% for the first nine months of 2004. Part of the increase, which can be quantified at just over one percentage point, was due to the introduction of IAS 39 in the calculation of shareholders' equity. The main impacts on Group shareholders' equity of the first-time application of IAS 39 as of 1 January 2005 were, on the one hand, a reduction in reserves for discounting bad and doubtful debts (about €600 million) and, on the other hand, the creation of a positive reserve (about €1,150 million) for the valuation of available-for-sale financial assets and cash-flow hedging activities. The latter reserve is not taken into account in the calculation of ROE since the changes in fair value on the corresponding items posted in the assets are not recorded in the profit and loss account.

Lending, Deposits and Assets under Management

CUSTOMER LENDING

In Italy bank lending, which was driven by medium- and long-term loans for households and businesses, grew steadily despite the weak economic cycle.

In September total domestic lending by the banking industry was up by 5.2% over December 2004 (and by 0.7% in the third quarter) due to significant growth in demand for medium- and long-term loans (up by 8.1% from the beginning of the year) and a slight increase in short-term loans. Growth was more marked in the households segment, due mainly to the continued growth of mortgages, and also to a steady increase in consumer credit and other loans. However, lending to corporates grew at a faster pace than nominal GDP.

At the end of September, against this backdrop, the Group reported a 9.1% increase in loans and receivables with customers since the beginning of the year (up by 1.8% in the third quarter). Growth was especially strong in mortgage lending, for which demand was stimulated by historically low interest rates and the property market, which continues to be robust. Including securitised loans, mortgages were up by about 13% from the beginning of 2005. There was also a substantial rise in finance leases, up by 14.8% for the nine-month period, in a particularly dynamic market, where the real estate was again the driver. There was a strong, but less pronounced, increase in current account lending (up by 7.5% from the beginning of the year) and in advances and other loans (up by 5.3% over the same period).

Despite the Group's growth-oriented strategy, loan growth by customer segment and geographical area varied according to market conditions. There was more pronounced growth in the Retail Division (up by 9.8% from the beginning of the year), which benefited from stronger demand from households, than in Corporate Banking (up by 7.5% over the same period). Growth of 19.3% in New Europe lending since end-2004 was largely due to a sharp rise in operations in a more dynamic environment, and only partly attributable to exchange rate trends: the increase was 14.7% at constant exchange rates.

(€ million)

LOANS AND RECEIVABLES WITH CUSTOMERS - BREAKDOWN BY DIVISION

	AMOUNTS AS AT			CHANGE OVER	
	30.09.2005	30.06.2005	01.01.2005	30.06.2005	01.01.2005
Retail	59,989	58,715	54,648	+ 2.2%	+ 9.8%
Corporate and Investment banking	71,430	71,317	66,420	+ 0.2%	+ 7.5%
Private Banking and Asset Management	1,790	1,672	1,504	+ 7.1%	+ 19.0%
New Europe	17,137	16,337	14,367	+ 4.9%	+ 19.3%
Parent Company and other subsidiaries	13,729	12,788	14,047	+ 7.4%	- 2.3%
Consolidation adjustments	-10,881	-10,334	-10,542	+ 5.3%	+ 3.2%
Total loans and receivables with customers	**153,194**	**150,495**	**140,444**	**+ 1.8%**	**+ 9.1%**

Excluding loans securitised by UniCredit Banca during the first half of the year, the market share for Italy-based Group divisions remained nearly unchanged from the end of 2004. If the nearly

€3 billion in securitised mortgages were included, the market share of total loans would rise by about 0.15% over the nine month period, in both short-term and medium- and long-term components.

BAD AND DOUBTFUL DEBTS

During the first nine months of 2005, quite rapid growth in lending was accompanied by a gradual slowing down of overall growth in non-performing loans in Italy's banking industry, despite uneven performance at the regional level, which saw particularly steady growth for several quarters in certain regions where the Group has a strong presence, such as the Veneto and Trentino, and to a lesser extent in Piedmont. As a result, the bad debt ratio - gross non-performing loans to total loans (including non-performing) - for the industry was 4.59% at the end of August (latest available figure) down from 4.72% in December 2004. For the nine months, the Group's bad debt ratio also fell slightly (from 3.15% to 3.14%), despite the impact of the mentioned securitisation transaction (the ratio was 3.07% at end September including securitised loans).

In the first nine months of 2005, the Group's gross bad and doubtful debts rose by €719 million, or 7.8%, while writedowns of these debts rose by €446 million (up by 8.5%). In addition to these, there were general provisions in respect of performing loans, which increased by €64 million over December 2004, reaching €1,259 million, or 0.84% of corresponding gross loans.

Thus, the book value of bad and doubtful debts were up by €273 million (or 6.8%) from the beginning of the year due primarily to restructured loans, which were reclassified under rules introduced by Banca d'Italia in the first half of 2005. Under these new rules all new lines of credit provided to entities with previously restructured lines of credit are also classified as restructured loans. Non-performing loans and doubtful loans, practically unchanged during the third quarter, rose by 4.1% from the beginning of 2005.

In the first nine months of 2005 transfers of performing loans to bad and doubtful debts before writedowns increased by €1,412 million, i.e. at a slightly lower level (down by 0.3%) than that seen in the same period 2004.

(€ million)

ASSET QUALITY

	AMOUNTS AS AT			CHANGE OVER 01.01.2005	
	30.09.2005	30.06.2005	01.01.2005	AMOUNT	PERCENT.
Non-performing loans	2,168	2,156	2,058	+ 110	+ 5.3%
Doubtful loans	1,763	1,751	1,717	+ 46	+ 2.7%
Restructured loans	337	315	210	+ 127	+ 60.5%
Loans to high-risk countries	12	10	22	- 10	- 45.5%
Total bad and doubtful debts (customers)	**4,280**	**4,232**	**4,007**	**+ 273**	**+ 6.8%**
Performing loans	148,914	146,263	136,437	+ 12,477	+ 9.1%
Total loans and receivables with customers	**153,194**	**150,495**	**140,444**	**+ 12,750**	**+ 9.1%**

The bad debt ratio (customers) fell from 6.3% at the beginning of 2005 to 6.23% at end September at face value, and from 2.85% to 2.79% at book value, while the coverage ratio rose from 56.7% to 57.1% over the nine months.

If only non-performing and doubtful debts are considered, in the first nine months of 2005 the non-performing debt ratio dropped to 4.26% at face value and 1.42% at book value (from 4.36% and 1.47% respectively in December 2004), with a slightly higher coverage ratio (up from 67.8% to 68.2%). On the other hand, the ratio of doubtful loans to gross loans remained steady at 1.69% while the ratio to net loans dropped to 1.15% (from 1.22% at the beginning of the year) due to an increase in the coverage ratio, which rose from 30.9% at 1 January 2005 to 34.9% at the end of September.

(€ million)

BAD AND DOUBTFUL DEBTS BY CATEGORY

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL
As at 30.09.2005					
Face value	6,819	2,707	413	31	9,970
as a percentage of total loans	*4.26%*	*1.69%*	*0.26%*	*0.02%*	*6.23%*
Writedowns	4,651	944	76	19	5,690
as a percentage of face value	*68.2%*	*34.9%*	*18.4%*	*61.3%*	*57.1%*
Book Value	2,168	1,763	337	12	4,280
as a percentage of total loans	*1.42%*	*1.15%*	*0.22%*	*0.01%*	*2.79%*
As at 01.01.2005					
Face value	6,399	2,485	332	35	9,251
as a percentage of total loans	*4.36%*	*1.69%*	*0.23%*	*0.02%*	*6.30%*
Writedowns	4,341	768	122	13	5,244
as a percentage of face value	*67.8%*	*30.9%*	*36.7%*	*37.1%*	*56.7%*
Book Value	2,058	1,717	210	22	4,007
as a percentage of total loans	*1.47%*	*1.22%*	*0.15%*	*0.02%*	*2.85%*

(€ million)

BAD AND DOUBTFUL DEBTS BY DIVISION	RETAIL	CORPORATE AND INVESTMENT BANKING	NEW EUROPE	PARENT CO. AND OTHER SUBSIDIARIES	AGGREGATE TOTAL	CONSOLIDATED TOTAL
As at 30.09.2005						
Face value	3,731	3,158	2,946	135	9,970	9,970
as a percentage of total loans	*5.98%*	*4.31%*	*15.03%*	*0.97%*	*5.89%*	*6.23%*
Writedowns	1,988	1,319	2,264	106	5,677	5,690
as a percentage of face value	*53.3%*	*41.8%*	*76.8%*	*78.5%*	*56.9%*	*57.1%*
Book Value	1,743	1,839	682	29	4,293	4,280
as a percentage of total loans	*2.90%*	*2.57%*	*3.98%*	*0.19%*	*2.62%*	*2.79%*
As at 01.01.2005						
Face value	3,438	2,830	2,845	138	9,251	9,251
as a percentage of total loans	*6.05%*	*4.15%*	*17.20%*	*0.97%*	*5.93%*	*6.30%*
Writedowns	1,862	1,276	1,996	104	5,238	5,244
as a percentage of face value	*54.2%*	*45.1%*	*70.2%*	*75.4%*	*56.6%*	*56.7%*
Book Value	1,576	1,554	849	34	4,013	4,007
as a percentage of total loans	*2.88%*	*2.34%*	*5.91%*	*0.22%*	*2.66%*	*2.85%*

DIRECT AND INDIRECT DEPOSITS

In Italy's banking industry direct deposits also continued to grow at a lively pace reflecting savers' high aversion to risk. Data provided by the Italian Banking Association as at 30 September 2005 show that deposits rose by 2.4% over December 2004 and were up by 6.3% over the same period of the previous year due to current account growth (up by 3.1% from the beginning of 2005), while securities in issue rose by 6.1% or 9.6% year on year. Overall direct deposits (deposits and securities) rose by about 3.5-4% from the beginning of 2005 (however, this comparison was negatively impacted by seasonal factors), and by 7.5% over September 2004.

In the area of indirect deposits, the mutual fund market rebounded, making a good recovery primarily due to gains in the stock markets. There was also an improvement in net inflow. In March, total funds rose by 7.5% over December 2004 as a result of the performance effect, which has accounted for a 6% increase since the beginning of the year. The first nine months of 2005 saw a net inflow of €8 billion (as against a fall of €4.6 billion for all of 2004) due to inflows in fixed income funds and flexible funds (including hedge funds), which more than offset outflows reported in equity and money market funds.

Total assets administered and managed for the Group's customers rose by 12.1%, to about €450 billion, from the beginning of 2005, due primarily to increased direct deposits in securities, and indirect deposits. However, the latter benefited from an extraordinary inflow of about $5 billion from the acquisition of US mutual funds by Pioneer in the third quarter.

Within this overall figure, there was a considerable shift towards indirect deposits, which were 63.6% of the total, up from 63.1% at the end of December.

(€ million)

DIRECT AND INDIRECT DEPOSITS

	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AMOUNTS	CHANGE OVER
	30.09.2005	30.06.2005	AMOUNT	PERCENT.	01.01.2005	01.01.2005
Direct deposits	**163,802**	**161,503**	**+ 2,299**	**+ 1.4%**	**148,242**	**+ 10.5%**
Deposits from customers	99,389	98,384	+ 1,005	+ 1.0%	95,008	+ 4.6%
Debt certificates including bonds	64,413	63,119	+ 1,294	+ 2.1%	53,234	+ 21.0%
Indirect deposits [1]	**286,340**	**271,787**	**+ 14,553**	**+ 5.4%**	**253,207**	**+ 13.1%**
In administration	136,714	133,766	+ 2,948	+ 2.2%	128,252	+ 6.6%
Under Management	149,626	138,021	+ 11,605	+ 8.4%	124,955	+ 19.7%
Direct and Indirect Deposits	**450,142**	**433,290**	**+ 16,852**	**+ 3.9%**	**401,449**	**+ 12.1%**

Note: 1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Marked to market.

DIRECT DEPOSITS

Direct deposits totalled €163.8 billion, which was €2.3 billion higher than the June figure and up by 10.5% since the beginning of the year. Customer deposits, which, following the adoption of IAS no longer include the more volatile portion of Repo transactions which are now classified under "liabilities held for trading", were up by 1% for the quarter, and despite unfavourable seasonality factors, were up by 4.6% from the beginning of the year. Nearly two thirds of this overall figure is in the form of current accounts which rose by 3.3% over the nine months.

Looking at customer deposits by Division, in Italy there was strong growth in the Retail Division (due in part to the funding for securitised mortgages), a recovery in the Corporate Banking Division after a slowdown in the second quarter, while the Private Banking Division remained unchanged from the beginning of the year.

(€ million)

DEPOSITS FROM CUSTOMERS BY DIVISION

	AMOUNTS AS AT			CHANGE OVER	
	30.09.2005	30.06.2005	01.01.2005	30.06.2005	01.01.2005
Retail	47,155	47,135	43,888	"	+ 7.4%
Corporate and Investment banking	15,232	14,753	14,813	+ 3,2%	+ 2.8%
Private Banking and Asset Management	6,736	7,138	6,761	- 5,6%	- 0.4%
New Europe	24,375	23,856	23,009	+ 2,2%	+ 5.9%
Parent Company and other subsidiaries	6,480	6,156	7,331	+ 5,3%	- 11.6%
Consolidation adjustments	-589	-654	-794	- 9,9%	- 25.8%
Total deposits from customers	**99,389**	**98,384**	**95,008**	**+ 1,0%**	**+ 4.6%**

The New Europe Division reported further increases in customer deposits, at actual but also at constant exchange rates, which showed growth of 1.2% over June and 1.6% since the beginning of 2005, despite higher sales of asset management products, while the decline reported by the Parent Company since the beginning of the year was due to a reconfiguration in sources of funding. In fact, if securities in issue are included, the Parent Company and other companies would report a 21.3% increase over December 2004.

Securities in issue were €64.4 billion representing a 2.1% increase for the quarter and 21% increase since the beginning of the year. The increase was attributable to bonds issued by the Parent Company (about €7.2 billion since the beginning of the year) in order to provide balanced financing for the Group's development plans in the area of medium- and long-term lending. In fact, bonds reached a level of €33.7 billion compared with €23.7 billion at the end of December (up by 42.4%). However, there was a decline in outstanding certificates of deposit (down by 1.6% from December 2004), which dropped to a level of €24.6 billion at the end of September. In addition, notes totalling about €1.1 billion (included in other securities) were issued during the first nine months of the year.

The market shares of the Group's Italian divisions, calculated on IBA estimates for the industry, rose by about 0.05% for deposit accounts since the beginning of the year, and by about 0.4% for all funding due to the sharp increase in bonds.

INDIRECT DEPOSITS

Growth in indirect customer deposits in the third quarter continued the upward trend seen in the first half 2005, especially the managed component, due to the independent growth of Pioneer (partly through bolt-on acquisitions) and the strong sales performance of the Retail and Private Banking Divisions. Indirect deposits under administration also rose in the third quarter at a similar rate to that seen in the first two quarters 2005.

Indirect deposits at market values totalled €286.3 billion representing an increase of 5.4% for the quarter and 13.1% over end 2004. Within this segment, the administered component (€136.7 billion at the end of September) was up by 2.2% over June and by 6.6% over the beginning of 2005, while the managed component (€149.6 billion) was up by 8.4% for the quarter and by 19.7% for the first nine months of the year.

Indirect deposits under administration, which rose by a total of about €8.7 billion since the beginning of 2005, performed impressively in New Europe (up by €4.4 billion) and Private Banking and Asset Management (up by €3.1 billion), but slower growth in the Retail Division (up by €1.3 billion).

At the end of September, debt securities represented about 56% of indirect deposits under administration, equity securities made up 41%, and non-Group funds the remaining 3%.

TOTAL ASSETS UNDER MANAGEMENT

At the end of September 2005 customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) were over €152 billion representing an increase of 8.1% for the quarter and 18.9% since the beginning of 2005. This large increase was due to several factors: the high net inflow of funds (Pioneer Investments reported a net inflow of €7.9 billion for the first nine months compared to €2.4 billion in the corresponding period of the previous year), good market gains and the acquisition of US mutual funds (with assets of about $5 billion).

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)

	AMOUNTS AS AT		CHANGE OVER 30.06.2005		AS AT	CHANGE OVER
	30.09.2005	30.06.2005	AMOUNT	PERCENT.	31.12.2004	31.12.2004
Italy	**101,891**	**97,092**	**+ 4,799**	**+ 4.9%**	**90,093**	**+ 13.1%**
Investment Funds (direct sales) [1]	39,655	39,355	+ 300	+ 0.8%	40,438	- 1.9%
Segregated Accounts [2]	36,005	32,343	+ 3,662	+ 11.3%	25,755	+ 39.8%
- in investment funds	*19,464*	*16,873*	*+ 2,591*	*+ 15.4%*	*13,775*	*+ 41.3%*
- others	*16,541*	*15,470*	*+ 1,071*	*+ 6.9%*	*11,980*	*+ 38.1%*
Insurance policies sold	26,231	25,394	+ 837	+ 3.3%	23,900	+ 9.8%
- unit linked	*21,446*	*20,577*	*+ 869*	*+ 4.2%*	*18,899*	*+ 13.5%*
- others	*4,785*	*4,817*	*- 32*	*- 0.7%*	*5,001*	*- 4.3%*
United States	**32,623**	**27,827**	**+ 4,796**	**+ 17.2%**	**25,026**	**+ 30,4%**
Other international markets	**10,705**	**9,527**	**+ 1,178**	**+ 12.4%**	**8,072**	**+ 32.6%**
New Europe	**7,007**	**6,347**	**+ 660**	**+ 10.4%**	**4,835**	**+ 44.9%**
Total Assets under Management	**152,226**	**140,793**	**+ 11,433**	**+ 8.1%**	**128,026**	**+ 18.9%**
Memorandum:						
Assets in mutual fund	128,577	118,853	+ 9,724	+ 8.2%	109,838	+ 17.1%
- Securities funds distribuited in Italy [3]	*88,039*	*82,986*	*+ 5,053*	*+ 6.1%*	*78,122*	*+ 12.7%*
- other mutual funds	*40,538*	*35,867*	*+ 4,671*	*+ 13.0%*	*31,716*	*+ 27.8%*

Notes: 1. Includes funds underlying structured securities.
2. Segregated accounts do not include insurance-related savings. Amounts include liquidity and securities issued by UniCredit.
3. Assogestioni changed its criteria in 2005 (prior periods restated accordingly).

In Italy, assets rose by 4.9% for the quarter and by 13.1% over year-end 2004 to €101.9 billion. Net sales proceeds for the first nine months of 2005 were €5.8 billion, mainly due to the continued positive trend in segregated accounts in private and retail banking, new institutional customers and the further growth of Bancassurance products.

All major asset management products grew both in the third quarter and compared with end 2004, with the exception of funds sold directly to customers. Life insurance actuarial reserves were up by 3.3% for the quarter and by 9.8% over December 2004 due to unit-linked policies, while both guaranteed-principal and traditional segregated accounts rose by about 40% since the beginning of 2005.

The Group had €4,079 million in new business in the Bancassurance sector through the third quarter of 2005, representing an increase of 11% over new business for the same period in 2004. The amount of recurring premiums, which have a higher profit margin, rose by 13% over 2004.

Market share figures for new business confirmed the Group's leading position:

- for unit-linked policies, market share was 64.3% (58.6% in December 2004) of the Bancassurance market and 46.5% (42% in December 2004) of the market overall;
- in total, market share was 11.4% (12.6% in December 2004) of the Bancassurance market and 8.85% (9.5% in December 2004) of the market overall.

The excellent performance of segregated accounts (invested in funds) and unit-linked policies boosted the Group's mutual funds, which, with a net inflow of €3,825 million for the first nine months of the year, increased the Group's assets by 6.1% for the quarter and by 12.7% since the beginning of the year (as recorded by Assogestioni). As a result, the UniCredit Group has become the second largest fund manager in the domestic market with a market share of assets of 15.24%, an increase of 0.7% since the beginning of 2005 (14.54% in December 2004).

In the US market, problems continued in the High Yield area, which, in combination with a change in the investment decisions of customers, resulted in a net outflow of €580 million from the US division of Pioneer despite the net inflow in the institutional segment (€377 million). In September, the US division increased its assets by $5.2 billion due to the acquisition of AmSouth Bancorporation mutual funds last June. This division's assets (€32.6 billion, $39,3 billion) were up by 11.2% from the beginning of the year excluding the effect from the AmSouth acquisition.

Pioneer's international division reported particularly impressive results. Net inflow for the first nine months of the year was €1.6 billion, which was nearly unchanged from the same period of the previous year. Since the beginning of the year, the inflow was concentrated in the family of funds under Luxembourg law including Top European Players (€637 million), Euro Strategic Bond (€393 million), US Mid-Cap Value (€189 million) and alternative investment products. Assets under management passed €10 billion, an increase of 32.6% over the beginning of the year.

In New Europe, the positive trend continued in the Pioneer division with an inflow of over €1 billion since the beginning of the year (an increase of €734 million over the same period of the previous year) due to the placement of new funds in Poland and positive contributions from all the remaining countries within the Division. Including assets not managed directly by Pioneer, assets under management reached €7 billion, an increase of 10% for the quarter and 45% since the beginning of the year.

Retail

As at 30 September 2005, the Retail Division achieved net profits of €546 million, which was €146 million higher (or 36.5%) than the net profit for the first nine months of 2004, on an adjusted basis.

For a more consistent comparison with prior periods, the data shown below have been restated in line with significant changes in the Division's business that occurred in the third quarter 2005, namely the merger by incorporation into UniCredito Italiano SpA of Banca dell'Umbria and Cassa di Risparmio di Carpi and the related transfer of their Retail, Private Banking and Corporate business areas, respectively, to the three segment banks (UniCredit Banca, UniCredit Private Banking, and UniCredit Banca d'Impresa) and of their property assets to UniCredit Real Estate. The transaction, completed on 1 July 2005, took effect as of 1 January 2005 for civil law and tax purposes.

(€ million)

PROFIT AND LOSS ACCOUNT	JAN-SEPT		CHANGE	Q 3		CHANGE
RETAIL DIVISION	2005	2004	PERCENT.	2005	2004	PERCENT.
Net interest income	1,861	1,682	+ 10.6%	628	579	+ 8.5%
Net commissions	1,406	1,241	+ 13.3%	457	423	+ 8.0%
Other net income	34	45	- 24.4%	18	14	+ 28.6%
Total revenues	**3,301**	**2,968**	**+ 11.2%**	**1,103**	**1.016**	**+ 8.6%**
Payroll costs	-1,135	-1,131	+ 0.4%	-371	-376	- 1.3%
Other expenses, amortisation and depreciation	-941	-925	+ 1.7%	-319	-316	+ 0.9%
Operating expenses	**-2,076**	**-2,056**	**+ 1.0%**	**-690**	**-692**	**- 0.3%**
OPERATING PROFIT	**1,225**	**912**	**+ 34.3%**	**413**	**324**	**+ 27.5%**
Net writedowns on loans	-270	-194	+ 39.2%	-78	-68	+ 14.7%
Provisions and other items	-26	-23	+ 13.0%	-6	-9	- 33.3%
PROFIT BEFORE TAX	**929**	**695**	**+ 33.7%**	**329**	**247**	**+ 33.2%**
Income tax for the period	-383	-295	+ 29.8%	-118	-99	+ 19.2%
NET PROFIT FOR THE PERIOD	**546**	**400**	**+ 36.5%**	**211**	**148**	**+ 42.6%**

PROFITABILITY RATIO (%)						
Cost/Income	**62.9**	**69.3**		**62.6**	**68.1**	

The Division's net interest income was €1,861 million as at 30 September (up by 10.6% year-on-year), due to substantial growth in volume (customer loans were €60 billion, up by 9.8% since the start of the year), which more than made up for a narrowing of the spread between average lending and deposit rates. The quarterly trend in net interest income was positive compared to the third quarter of 2004 (up by 8.5% from €579 million to €628 million), again due to higher volumes. Strong growth in loans was driven by the medium and long-term component, which rose 12.6% over December 2004,

thanks to €6.6 billion new mortgages granted in the first nine months of 2005. Consumer loans also grew strongly. Direct deposits reached €71 billion (up by 6.7% from the start of 2005), €47 billion of which were deposits from customers.

(€ million)

MAIN BALANCE SHEET ITEMS

RETAIL DIVISION	AMOUNTS AS AT			CHANGE OVER	
	30.09.2005	30.06.2005	01.01.2005	30.06.2005	01.01.2005
Loans and receivables with customers	**59,989**	**58,715**	**54,648**	**+ 2.2%**	**+ 9.8%**
Direct and Indirect Deposits	**183,628**	**180,298**	**172,057**	**+ 1.8%**	**+ 6.7%**
Direct deposits	71,271	70,288	66,767	+ 1.4%	+ 6.7%
Indirect deposits	112,357	110,010	105,290	+ 2.1%	+ 6.7%
In administration	*53,396*	*53,512*	*52,121*	*- 0.2%*	*+ 2.4%*
Under management	*58,961*	*56,498*	*53,169*	*+ 4.4%*	*+ 10.9%*

Net non-interest income (trading profits and commissions and other net non-interest income) reached €1,440 million as of the end of September (up by 12% compared to September 2004 results). The net profit of €475 million for the quarter shows strong growth compared to the third quarter of 2004 (up by €38 million), due mainly to higher sales of investment products (upfront fees up by €20 million) and management commissions (up by €15 million).

The results of indirect deposits were positive, exceeding €112 billion as at 30 September (up by 6.7% from the start of the year), of which some €53 billion consisted of assets under administration which grew by 2.4% in the period, and about €59 billion of assets under management, which posted an increase of 10.9%, driven mainly by the growth in segregated accounts and Bancassurance products. Thus, total revenues for the first nine months reached €3,301 million, compared to €2,968 million through September 2004 (an increase of 11.2%), with net profits of €1,103 million in the third quarter alone, representing an €87 million (or 8.6%) increase over the third quarter of 2004.

Operating expenses for the first nine months totalled €2,076 million compared to €2,056 million for September 2004 (up by 1%), with an improvement in the third quarter in which expenses were lower than in the corresponding period in 2004. This improvement is attributable to personnel expenses (down 1.3% compared to the third quarter of 2004), with staff rationalisation more than making up for the anticipated increases in 2005 (contract renewals, higher charges for the incentive system). Other operating expenses for the quarter came to €319 million, showing slight growth (of 0.9%), compared to the same period in 2004, generated by a combination of decreasing amortisation tied to lower project investments and increased indirect taxes (2005 Budget) not recovered from customers.

The Division closed the third quarter of 2005 with 24,360 employees, continuing and in some cases anticipating the efficiency measures expected in the year (738 fewer employees since the start of the year and 860 over the twelve months to end September), and with a distribution network of 2,656 branches (2,742 branches as at 31 December 2004).

The components described above generated an operating profit of €1,225 million as at 30 September 2005, up 34.3% year-on-year. Growth was excellent, even looking at the overall quarterly trend: up by 27.5% year-on-year.

Provisions and net loan writedowns reached €296 million (€217 million as at September 2004). This increase, partly due to the introduction of IAS 39 reflecting the time value of money effect on bad and doubtful debts, was also due to the increase in loan volume.

The net profit of the Division in the first nine months of 2005 came to €546 million, up by 36.5% compared to September of the prior period, while the quarterly trend was up by 42.6% over the corresponding period of 2004.

Corporate and Investment Banking

The Division closed the first nine months of 2005 with total revenues of €2,396 million, about €115 million higher than the same period of the prior year (up by 5%), despite substantial uncertainty in the manufacturing industry regarding the timing and extent of an economic recovery. The tightening of spreads and the reduced use of derivatives by corporates to cover interest and exchange rate risks, combined with marked growth in loans, which boosted commission revenues, on one the one hand, and favoured cost reductions on the other, due to increased customer use of online services.

(€ million)

PROFIT AND LOSS ACCOUNT						
	JAN-SEPT		CHANGE	Q 3		CHANGE
CORPORATE AND INVESTMENT BANKING DIVISION	**2005**	**2004**	**PERCENT.**	**2005**	**2004**	**PERCENT.**
Net interest income	1,211	1,166	+ 3.9%	412	396	+ 4.0%
Trading, hedging and fair value income	661	686	- 3.6%	251	176	+ 42.6%
Commissions and other net income	524	429	+ 22.1%	163	132	+ 23.5%
Total revenues	**2,396**	**2,281**	**+ 5.0%**	**826**	**704**	**+ 17.3%**
Payroll costs	-360	-350	+ 2.9%	-122	-117	+ 4.3%
Other expenses, amortisation and depreciation	-357	-338	+ 5.6%	-121	-115	+ 5.2%
Operating expenses	**-717**	**-688**	**+ 4.2%**	**-243**	**-232**	**+ 4.7%**
OPERATING PROFIT	**1,679**	**1,593**	**+ 5.4%**	**583**	**472**	**+ 23.5%**
Net writedowns on loans	-333	-376	- 11.4%	-119	-124	- 4.0%
Provisions and other items	-44	-12	+ 266.7%	-12	-6	+ 100.0%
PROFIT BEFORE TAX	**1,302**	**1,205**	**+ 8.0%**	**452**	**342**	**+ 32.2%**
Income tax for the period	-532	-503	+ 5.8%	-182	-152	+ 19.7%
NET PROFIT FOR THE PERIOD	**770**	**702**	**+ 9.7%**	**270**	**190**	**+ 42.1%**

PROFITABILITY RATIO (%)						
Cost/Income	**29.9**	**30.2**		**29.4**	**33.0**	

The contribution from net interest income in the first nine months of 2005 was €1,211 million, an increase of 3.9% compared to the corresponding period of 2004 (similar growth trend was recorded in the third quarter alone), due to the increase in new loans within the Division. Net interest income was boosted by the increase in lending, which totalled €71,430 million at the end of September, growth of 7.5% over December 2004. UniCredit Banca d'Impresa's loans and receivables with customers rose by 7.1%, reaching a total of €53,017 million (74% of the Division's lending): the increase in lending to non-financial companies (segment penetration rose to 14.3% as of August from 13.4% in December), growth in medium and long-term loans, and a pricing policy strictly correlated to risk allowed the bank to limit competitive pressure on spreads and end the quarter with an increase in net interest income of about 6% on an annual basis. Locat loans also continued to rise (up by 9.6% from the start of the year).; By focusing its commercial policies on profitability and lessee creditworthiness Locat's new volumes grew to a total of €3,565 million, with significant increases in property, aerospace and railways, automotive and instrumentation.

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT			CHANGE OVER	
CORPORATE AND INVESTMENT BANKING DIVISION	**30.09.2005**	**30.06.2005**	**01.01.2005**	**30.06.2005**	**01.01.2005**
Loans and receivables with customers	**71,430**	**71,317**	**66,420**	**+ 0.2%**	**+ 7.5%**
- UniCredit Banca d'Impresa	53,017	53,634	49,504	- 1.2%	+ 7.1%
- UniCredit Banca Mediocredito	4,684	4,850	4,819	- 3.4%	- 2.8%
- Locat	10,955	10,575	9,994	+ 3.6%	+ 9.6%
- UniCredit Factoring	1,776	1,490	2,247	+ 19.2%	- 21.0%
- UniCredit Banca Mobiliare	1,105	1,078	813	+ 2.5%	+ 35.9%
- Other companies	-107	-310	-957	- 65.5%	- 88.8%
Direct customer deposits	**21,814**	**20,947**	**18,735**	**+ 4.1%**	**+ 16.4%**
Due to customers	15,232	14,753	14,813	+ 3.2%	+ 2.8%
Securities in issue	6,582	6,194	3,922	+ 6.3%	+ 67.8%

Net non-interest income totalled around €1,185 million at the end of September, a 6.3% increase on year-on-year. The anticipated decrease in revenues from placement of derivatives (trading profits fell 3.6% on an annual basis) was largely offset by a business policy aimed at developing other customer service areas, which generated net commissions and other non-interest income of €524 million, viz. an increase of €95 million (or 22.1%), compared to September 2004, quarterly growth in 2005 being consistently higher than the average in 2004. All the Division's main entities made positive contributions to this performance. UniCredit Banca d'Impresa showed year-on-year growth of about 8%, with significant increases in revenue from higher loan sales (there were increases in commissions on loans granted and guarantees issued), foreign business and collection and payment services. There was also noticeable growth in UBM's Investment Banking revenues (up by 45.5%), especially Corporate Finance (up by €20 million, or 60%). Locat also posted a substantial increase in net commissions and revenues from services.

Operating expenses grew by 4.2% from €688 million in September 2004 to €717 million in the first nine months of 2005. The increase is largely related to UniCredit Banca d'Impresa, which recorded a rise of €24 million in administrative expenses, largely attributable to greater use of outsourced services from other Group companies in connection with the development of closer relationships with customers. Personnel expenses increased by 2.9%. The implementation of the staff reduction plan partly offset the higher costs from the renewal of the National Labour Contract: the number of Division employees at the end of September was 5,426, or 82 less than at the start of the year and about 120 less over the 12-month period. The sales network consisted of 249 branches, 246 of them belonging to the UniCredit Banca d'Impresa network, a company whose staff is 88% decentralised at local offices across Italy. The cost/income ratio remained outstanding (29.9%).

Operating profit was €1,679 million, up by 5.4% over September 2004. The comparison between Q3 2005 and Q3 2004 net profit shows a 23.5% increase, due to significant improvements in all components of total revenues (up by 17.3% overall) and a moderate rise in expenses (up by 4.7%).

Earnings before taxes on ongoing operations reached €1,302 million in September, 8% higher than the corresponding period in 2004, due to smaller net writedowns of loans, which were particularly large in the prior period due to certain major exposures, largely offset by the increase in provisions relating to pending compensation suits and other legal proceedings.

Net profit for the first nine months came to €770 million, an increase of 9.7% over the corresponding period in 2004. The increase was realised entirely during the third quarter.

Private Banking and Asset Management

Financial assets managed and administered by Private Banking and Asset Management as at 30 September 2005 equalled some €203 billion, including about €4.3 billion from the acquisition of AMSouth Funds in the United States completed in September; these volumes show an increase of 6.9% compared to June (up about by 4.6% net of AMSouth) and 17.7% from the start of the year (up by 15.2% net of AMSouth).

MAIN BALANCE SHEET ITEMS AND MAIN BUSINESS INDICATORS

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.09.2005	AS AT 30.06.2005	AS AT 31.12.2004	CHANGE OVER 30.06.2005	CHANGE OVER 31.12.2004
DIRECT AND INDIRECT DEPOSITS (€ million)	**203,300**	**190,200**	**172,800**	**+ 6.9%**	**+ 17.7%**
UniCredit Private Banking ("UPB")					
Clients' total assets under administration (€ million)	**52,368**	**49,906**	**46,068**	**+ 4.9%**	**+ 13.7%**
No. of Client Managers	590	575	575	+ 15	+ 15
Clients' total assets per Client Manager (€ million)	88.8	86.8	80.1	+ 2.3%	+ 10.8%
UniCredit Xelion Banca ("Xelion")					
Clients' total assets under administration (€ million)	**14,093**	**13,402**	**12,058**	**+ 5.2%**	**+ 16.9%**
Financial Studios [1]	117	112	118	+ 5	- 1
Financial Consultants	1,977	1,967	2,067	+ 10	- 90
Clients' total assets per Financial Consultant (€ million)	7.1	6.8	5.9	+ 4.4%	+ 20.3%
Pioneer Investments (€ million)					
Assets under management	**154,185**	**142,359**	**129,802**	**+ 8.3%**	**+ 18.8%**
- Italy	105,416	100,136	93,008	+ 5.3%	+ 13.3%
- United States	32,623	27,827	25,026	+ 17.2%	+ 30.4%
- Other International markets	10,705	9,528	8,072	+ 12.4%	+ 32.6%
- New Markets	5,441	4,868	3,696	+ 11.8%	+ 47.2%

Note: 1. These are street-level premises, with display windows and prestigious furnishing. At 30 September 2005 there were 255 upper-level consultants offices.

The managed component of total financial assets was around 80%, an increase of approximately 100 basis points over the end of the year.

The volume increase was also the result of a net inflow since the start of the year in all business units of the Division.

To be specific:

- Pioneer recorded net flows of €7.9 billion, of which some €5.8 billion were in Italy; the market share among Italian funds stood at 15.24%, an increase of 0.7% compared to December 2004 and 0.97% year-on-year.
- UPB achieved a net inflow of some €3 billion, continuing the positive trend in new segregated accounts (FocusInvest and Investment Program);
- Xelion's total net inflow was €1.3 billion, of which about €1bn managed, representing a market share of over 13.4% (Assoreti data).

The Division ended the third quarter of 2005 with the Group's portion of net profit totalling €110 million, representing a 31% increase over the same period of the previous year.

Net profit of €308 million for the first nine months of 2005 (restated to include the incorporated businesses of Cassa di Risparmio di Carpi and Banca dell'Umbria) was noticeably better than the corresponding period of the 2004 (up by 32.2%), despite the non-recurring tax benefits of 2004 (about €20 million); net of these effects, the increase would have been over 40%.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	JAN-SEPT 2005	JAN-SEPT 2004	CHANGE PERCENT.	Q 3 2005	Q 3 2004	CHANGE PERCENT.
Net interest income	80	72	+ 11.1%	25	24	+ 4.2%
Net commissions	890	748	+ 19.0%	321	243	+ 32.1%
Other net income	13	27	- 51.9%	6	19	- 68.4%
Total revenues	**983**	**847**	**+ 16.1%**	**352**	**286**	**+ 23.1%**
Payroll costs	-275	-258	+ 6.6%	-98	-87	+ 12.6%
Other expenses, amortisation and depreciation	-287	-291	- 1.4%	-103	-92	+ 12.0%
Operating expenses	**-562**	**-549**	**+ 2.4%**	**-201**	**-179**	**+ 12.3%**
OPERATING PROFIT	**421**	**298**	**+ 41.3%**	**151**	**107**	**+ 41.1%**
Writedowns and provisions	-8	-	n.s.	-1	-	n.s.
PROFIT BEFORE TAX	**413**	**298**	**+ 38.6%**	**150**	**107**	**+ 40.2%**
Income tax for the period	-105	-65	+ 61.5%	-40	-23	+ 73.9%
NET PROFIT FOR THE PERIOD	**308**	**233**	**+ 32.2%**	**110**	**84**	**+ 31.0%**

PROFITABILITY RATIO (%)

	JAN-SEPT 2005	JAN-SEPT 2004		Q 3 2005	Q 3 2004	
Cost/Income	**57.2**	**64.8**		**57.1**	**62.6**	

Operating profit for the quarter was €151 million representing a growth of over 40% compared to the corresponding period of 2004, in line with that of the first nine months.

Total revenues of €352 million in the third quarter were substantially improved, both over the same period in 2004 (up by 23.1%) and over the cumulative figure up to the end of September 2005 (up by 16.1%).

This increase was driven by the movement in net commissions (up by 19% in the first nine months) mainly attributable to:

- An increase in average assets managed by Pioneer (up by12.4%) resulting both from a larger net inflow (up by about €6 billion) and from the qualitative improvement in the product range (the equity component weight increased to 31.5% from 27.1% at the end of September 2004); performance commissions also improved (up about +€30 million compared to €9.5 million for the same period in 2004).
- An improvement in UPB's profitability due to the larger share of managed assets, thanks also to new sales of segregated accounts by Focus Invest and Investment Program, which did not figure in the third quarter of 2004.
- The increased productivity of Xelion's financial advisors, whose per-capita volume reached €7.1 million compared to €5.2 million in September 2004.

Operating expenses in the third quarter recorded an increase of 12% over the same period in 2004. The cumulative figure reached €562 million, representing an increase of 2.4% over the prior year.

This performance is essentially attributable to personnel expenses, which, despite the overall reduction in staff numbers at the end of the period (149 fewer), recorded an increase of 6.6% due to:

- the impact of the contract renewal;
- the different mix of employees at Pioneer, more of whom work in 'investment' than in the operational area, and the greater weight of the foreign component resulting from the development of international business;
- the higher incidence of the variable component, affected by business performance.

Other expenses and amortisation showed a drop from 2004 (down by about 1.4%) due to efficiencies achieved in the course of 2005 thanks to corporate rationalisation measures (ex-ING non-strategic vehicles and outsourcing of IT functions).

The cost/income ratio of the Division at the end of September was 57.2%, a strong improvement over the same period of the prior year (down by 7.6%); the quarterly figure was also improved by over 5 percentage points compared to the third quarter of 2004.

New Europe

During the third quartes 2005 New Europe countries' economies developed quite favourably. There was a certain slowdown compared to the prior year, but economic growth remained solid and sustainable.

The rather disappointing performance of the economies of Western Europe limited the potential for exports, and domestic demand turned out to be the main driver of economic growth almost everywhere in the region, with the sole exception of Croatia and the Czech Republic, where foreign demand continued to play a dominant role.

All currencies continued to appreciate, and despite the persistent high price of oil, inflationary pressures were largely contained. Expecting more accurate data on the economic growth and price trends, the region's central banks returned to more cautious positions after the aggressively expansive monetary policy implemented in the first six months of the year.

In Poland the Monetary Policy Council resumed its 'wait and see' policy in September, deciding to keep rates unchanged after the recent quarter-point cuts in both July and August. A similar stance was taken by the central banks of the Czech Republic and Slovakia, which, after cutting their base rates in the first half of the year by 75 and 100 basis points respectively, kept them unchanged in the third quarter. On the other hand, a slower deflation process was the underlying reason for the Turkish central bank's decision to remain "on hold" during the quarter, in contrast to the Rumanian central bank which reduced rates by 75 basis points on the back of a weak inflation trend.

	GDP%		INFLATION (END OF PERIOD)		INTEREST RATE (AVERAGE PER MONTH)*		EXCHANGE RATE AGAINST EURO (END OF PERIOD)	
	2004	2005P	DEC. 2004	SEPT 2005	DEC. 2004	SEPT 2005	DEC. 2004	SEPT 2005
Poland	5.4	3.3	4.4	1.8	6.6	4.4	4.08	3.92
Croatia	3.8	3.4	2.7	3.8	6.3	6.3	7.65	7.43
Turkey	8.9	5.1	9.3	8.0	21.2	15.2	1.84	1.62
Bulgaria	5.6	5.5	4.0	5.4	2.7	2.3	1.96	1.96
Czech Republic	4.4	4.8	2.8	2.2	2.5	1.7	30.46	29.55
Slovakia	5.5	5.1	5.9	2.2	3.7	2.9	38.75	38.79
Rumania	8.3	5.1	9.3	8.5	17.1	5.7	3.94	3.56
Bosnia - Erzegovina	5.0	5.0	0.4	N/A	N/A	N/A	1.96	1.96

* The interest rate are: Poland - 3M Wibor (mid), Croatia - 1W Zibor (mid), Turkey - 1M Interbank, Bulgaria - 1M Interbank (mid), Czech Republic - 1M Pribor (mid), Slovakia - 1M Bribor (mid), Rumania - 1M Bubor (mid).
Source: Reuters, Datastream.

PROFIT AND LOSS ACCOUNT

As of September 2005 the New Europe Division reported a net profit of €537 million, an 18.3% increase at constant exchange rates compared to the same period of 2004. Using actual exchange rates, the increase in net profit over September 2004 would be 27.0%.

The Division's profits were boosted by nearly all banks within the region, and particularly by Bank Pekao, KFS and Bulbank.

Pekao reported higher revenues than in September 2004, driven by an increase in both net interest income and revenues from services, relatively stable expenses, and a clear improvement in writedowns, which led to sharply higher net profits despite an increase in taxes.

Koç Financial Services, the 50-50 joint venture with the Turkish Koç Industrial Group, benefited from the country's positive economic performance which translated into higher than expected volumes, revenues and net profits.

Bulbank reported revenue growth driven by net interest income and service revenues, ultimately improving its already excellent cost/income ratio from the prior year.

(€ million)

PROFIT AND LOSS ACCOUNT	JAN-SEPT		CHANGE PERCENT.		Q 3		CHANGE PERCENT.	
NEW EUROPE DIVISION	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES
Net interest income	922	808	+ 14.1%	+ 6.3%	331	284	+ 16.5%	+ 8.7%
Trading, hedging and fair value income	122	92	+ 32.6%	+ 22.0%	38	39	- 2.6%	- 10.3%
Commissions and other net income	507	421	+ 20.4%	+ 10.9%	201	149	+ 34.9%	+ 29.1%
TOTAL REVENUES	**1,551**	**1,321**	**+ 17.4%**	**+ 8.8%**	**570**	**472**	**+ 20.8%**	**+ 13.4%**
Payroll costs	-409	-358	+ 14.2%	+ 5.4%	-141	-122	+ 15.6%	+ 7.7%
Other expenses, amortisation and depreciation	-413	-359	+ 15.0%	+ 6.5%	-143	-125	+ 14.4%	+ 7.5%
Operating expenses	**-822**	**-717**	**+ 14.6%**	**+ 6.0%**	**-284**	**-247**	**+ 15.0%**	**+ 7.6%**
OPERATING PROFIT	**729**	**604**	**+ 20.7%**	**+ 12.3%**	**286**	**225**	**+ 27.1%**	**+ 19.7%**
Net writedowns on loans	-71	-94	- 24.5%	- 31.2%	-1	-31	n.s.	n.s.
Other non-operating items	13	-2	n.s.	n.s.	11	3	n.s.	n.s.
PROFIT BEFORE TAX	**671**	**508**	**+ 32.1%**	**+ 23.0%**	**296**	**197**	**+ 50.3%**	**+ 42.4%**
Income tax for the period	-134	-85	+ 57.6%	+ 46.4%	-57	-30	+ 90.0%	+ 73.3%
NET PROFIT FOR THE PERIOD	**537**	**423**	**+ 27.0%**	**+ 18.3%**	**239**	**167**	**+ 43.1%**	**+ 36.6%**

PROFITABILITY RATIO (%)				
Cost/Income	**53.0**	**54.3**	**49.8**	**52.3**

On a consolidated basis, the Division ended the first nine months of the year with total revenues of €1,551 million, an 8.8% increase at constant exchange rates, due to growth in net interest income driven primarily by higher service revenues and trading profits.

Operating expenses grew by 6.0%, due in part to higher expenses following an increase in average inflation for the area, and partly to investments made to promote growth in smaller banks and banks with lower geographical penetration.

In terms of efficiency, there was a significant improvement in the ratio of operating expenses to total revenues, which dropped from 54.3% in September 2004 to 53.0%.

Operating profit for the entire division rose by 12.3% at constant exchange rates over the same period of 2004 to €729 million.

The favourable macroeconomic environment and the careful loan approval process (which led to a net improvement in writedowns on loans of 31.2% at constant exchange rates), partly offset by an increase in income taxes (mainly due to tax benefits used by Pekao in 2004), led to net profits of €537 million for the period.

BALANCE SHEET, STAFF AND BRANCHES

Total customer loans as at 30 September 2005 were up 14.7% year-to-date at constant exchange rates, to €17,137 million.

Direct deposits totalled €24,971 million with an increase of 1.6% at constant exchange rates despite a strong sales effort, especially in the larger banks, aimed at promoting asset management products.

(€ million)

MAIN BALANCE SHEET ITEMS

NEW EUROPE DIVISION	AMOUNTS AS AT			CHANGE OVER 30.06.2005		CHANGE OVER 01.01.2005	
	30.09.2005	30.06.2005	01.01.2005	ACTUAL	AT CONSTANT EXCH. RATES	ACTUAL	AT CONSTANT EXCH. RATES
Loans and receivables with customers	**17,137**	**16,337**	**14,367**	**+ 4.9%**	**+ 4.2%**	**+ 19.3%**	**+ 14.7%**
- Pekao Group	7,020	6,799	6,438	+ 3.3%	+ 0.2%	+ 9.0%	+ 4.6%
- Zagrebaçka Banka Group	5,283	5,087	4,369	+ 3.9%	+ 5.6%	+ 20.9%	+ 17.5%
- Koç Finansal Hizmetler Group	2,120	1,910	1,389	+ 11.0%	+ 11.2%	+ 52.6%	+ 34.9%
- Other companies [1]	2,714	2,541	2,171	+ 6.8%	+ 6.2%	+ 25.0%	+ 21.9%
Deposits from customers	**24,971**	**24,443**	**23,602**	**+ 2.2%**	**+ 1.3%**	**+ 5.8%**	**+ 1.6%**
- Pekao Group	11,629	11,375	11,206	+ 2.2%	- 0.8%	+ 3.8%	- 0.5%
- Zagrebaçka Banka Group	6,716	6,424	6,292	+ 4.5%	+ 6.3%	+ 6.7%	+ 3.7%
- Koç Finansal Hizmetler Group	2,750	2,678	2,177	+ 2.7%	+ 2.9%	+ 26.3%	+ 11.6%
- Other companies [1]	3,876	3,966	3,927	- 2.3%	- 2.6%	- 1.3%	- 2.6%

Note: 1. Includes infradivisional eliminations.

In September 2005, there was a small increase in the number of employees (50 more), mainly connected to the increase in the number of branches, up by 27 compared to the same period in 2004. The change in the number of employees as against end December 2004 was due to the inclusion of seasonal workers in tourist industry companies.

STAFF AND BRANCHES

NEW EUROPE DIVISION	AS AT			CHANGE OVER	
	30.09.2005	31.12.2004	30.09.2004	31.12.2004	30.09.2004
Number of employees	28,875	28,249	28,825	+ 626	+ 50
Number of branches	1,313	1,287	1,286	+ 26	+ 27

Other Significant Events during the period

The HVB Transaction

HVB OFFER

On August 26, 2005 UniCredit published an Offer Document for a public takeover offer to the shareholders of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Germany (**"HVB"**) to acquire all of their common shares in HVB (**"HVB Common Shares"**) and all of their preferred shares (**"HVB Preferred Shares"**) (the **"HVB Offer"**) in exchange for UniCredit Ordinary Shares at an exchange ratio of five UniCredit Ordinary Shares for each share of HVB. On October 8, 2005 UniCredit published an amendment to the HVB Offer (the **"HVB Offer Amendment"**) in which it waived all of the conditions precedent set forth in the Offer Document related to merger control clearances and regulatory clearances except for merger control clearance by the EU Commission. As a result of the HVB Offer Amendment, the initial acceptance period of the HVB Offer was automatically extended by two weeks and expired on October 24, 2005. Until expiry of the acceptance period, the HVB Offer has been accepted for a total of 647,105,854 HVB Common Shares and 14,553,600 HVB Preferred Shares, corresponding to approximately 88.14% of the registered share capital and the voting rights of HVB. Given that no preferred dividends were paid on HVB Preferred Shares for the last three financial years, HVB Preferred Shares carry voting rights at present. However, disregarding the HVB Preferred Shares for the purpose of determining the percentage of voting rights shown above, the share of the HVB Common Shares, for which the Offer has been accepted, would amount to approximately 87.90% of the voting rights.

Pursuant to applicable German Tender Offer Law all shareholders of HVB, who have not accepted the Tender Offer during the acceptance period, were able to accept the HVB Tender Offer during the Additional Acceptance Period which expires on November 11, 2005 and whose results are not known at the time of issue of the present document.

Following (i) acceptance of the HVB Offer in excess of the minimum acceptance threshold of 65%, (ii) clearance of the proposed acquisition of the shares of HVB by UniCredit by the EU Commission on October 18, 2005, and (iii) issuance of the verification by Deloitte Financial Advisory Services S.p.A., Milan, Italy, on November 9, 2005, that the value of the HVB Shares tendered in the HVB Offer conforms to the expert valuation rendered to the shareholders' meeting of UniCredit on July 29, 2005, resolving on the capital increase to enable UniCredit's Board of Directors to liberate the UniCredit Shares offered in exchange for the tendered HVB Shares in accordance with Article 2343 of the Italian Civil Code (Codice civile), all conditions precedent set forth the Offer Document have either been fulfilled or waived by UniCredit. The UniCredit Board meeting to resolve on the liberation of the New UniCredit Ordinary Shares for the settlement of the HVB Offer is expected to be held on November 18, 2005.

BA-CA OFFER

On August 26, 2005, UniCredit published the Offer Document for a voluntary public takeover offer to the shareholders of Bank Austria Creditanstalt AG, Vienna, Austria (**"BA-CA"**) to acquire all no-par-

value bearer shares and all registered shares of the BA-CA (hereinafter jointly the **"BA-CA Shares"**) (the **"BA-CA Offer"**). On October 12, 2005, UnCredit published an extension of the acceptance period until and including October 31, 2005.

Until expiry of this extended acceptance period, the BA-CA Offer has been accepted for a total of 15,643,459 BA-CA Shares. This corresponds to approximately 10.64% of the share capital and the voting rights of BA-CA. Taking into account HVB's shareholding in BA-CA of approximately 77.53%, the UniCredit Group would hold, directly and indirectly, a stake in BA-CA of approximately 88.17%.

Pursuant to applicable Austrian Takeover Act, all shareholders of BA-CA who have not accepted the voluntary public takeover offer during the acceptance period, can accept the BA-CA Offer during the Additional Acceptance Period which started on November 7, 2005, until November 18, 2005.

As a consequence of the waiver and/or fulfillment of the conditions precedent of the HVB Offer as described above, the HVB Offer has become unconditional and, consequently, fulfillment of the condition precedent for the BA-CA Offer is effectively only subject to the transfer of the HVB shares tendered in the HVB Offer to UniCredit. Upon such transfer, which is expected to occur on November 18, 2005, such condition precedent will be met and the cash alternative of the BA-CA Offer will become unconditional.
With regard to the exchange alternative, the BA-CA Offer will remain subject to the condition precedent of the verification by Deloitte Financial Advisory Services S.p.A., Milan, Italy, that the value of the BA-CA Shares tendered in the BA-CA Exchange Offer conforms to the expert valuation rendered to the shareholders' meeting of UniCredit on July 29, 2005, resolving on the capital increase to enable UniCredit's Board of Directors to liberate the UniCredit Shares offered in exchange for the tendered BA-CA Shares in accordance with Article 2343 of the Italian Civil Code (Codice civile). The UniCredit Board meeting to resolve on the liberation of the New UniCredit Ordinary Shares for the settlement of the BA-CA Exchange Offer is expected to be held on November 30, 2005.

BANK BPH OFFER

An offer for all shares of Bank BPH Spó_ka Akcyjna, Kraków, Poland (**"Bank BPH"** and, together with its affiliated companies, the **"Bank BPH Group"**, and such offer, the **"Bank BPH Offer"**) has not been launched yet. The timing of the envisaged Bank BPH Offer will be communicated depending on timing and status of the relevant regulatory authorizations.

As of the date of issue of the present document, the position of the UniCredit's Board of Directors on the envisaged BPH Offer (including its structure) represented by the resolution of the Board of Directors passed on June 12, 2005 and July 29, 2005, has not been amended. UniCredit might, however, reconsider the structure of the Bank BPH Offer depending on the prevailing circumstances at the time of the launch of such offer, and, for example, resolve to launch such offer without offering New UniCredit Shares, i.e. to launch such offer for consideration in cash only.

Corporate Reorganisation and other Group-related Transactions

Since the last report for the first half of 2005, further progress has been made in rationalising certain subsidiaries and Group operations with the aim of eliminating overlapping positions and focusing businesses in accordance with our divisional and segment model, as well as in pursuit of greater synergies and cost reductions and external growth in certain strategic business areas in order to strengthen the Group's leadership position.

CORPORATE & INVESTMENT BANKING

Corporate reorganisation of UniCredit Banca Mediocredito SpA
After acquiring the stock of UniCredit Banca Mediocredito S.p.A. ("UBMC") in recent months, UniCredito Italiano S.p.A. became the sole owner of UBMC on 26 October 2005.

As mentioned in our first half report, last June the corporate reorganisation of UBMC began with the aim of establishing a new corporate mission focused, in particular, on the securities services business. This project calls for the integration of UBMC's operations into other Group companies, in keeping with their respective businesses.

The project calls for the partial spin-off of banking operations (medium and long-term loans and special loans) from UBMC to UniCredit Banca d'Impresa SpA and for the spin-off of Project Finance operations to the newly established UniCredit Infrastrutture SpA. This company will be the Group's main centre for project finance activities, in order to leverage current capabilities at UBMC. The other assets of UBMC will be transferred through the sale of divisions: property will be transferred to UniCredit Real Estate, the IT system to UniCredit Sistemi Informativi, the back office functions to UniCredit Produzioni Accentrate and the Pension Fund to UniCredit.

Upon completion of the above integration of current operations, UBMC will be reshaped as a new business focusing on the offering of specialised securities services.

Our securities services business, which is currently spread among several Group companies, will be centralised at UBMC, which will be renamed 2S Banca S.p.A. It is planned to transfer the Parent Company's Global Investor Services division to 2S Banca by means of a transfer (as per Article 2440 of the Italian Civil Code), as well as the administrative and back-office services department of UPA and the fund administration and fund accounting operations of PIM SGR, by means of a sale.

The centralisation of several business areas into a single legal entity focusing on securities services will allow the Group to simplify its business portfolio, mitigate risk and raise the level of service.

Investment banking in the PRC

Last September, as part of the plan to gradually increase the Group's operations in the Chinese market, our subsidiary UniCredit Banca Mobiliare purchased a special-purpose vehicle from local partners with experience in the provision of financial consultancy services for businesses in the area of mergers and acquisitions. The transaction involved the purchase of a controlling interest (51%) in a newly established special-purpose vehicle located in Hong Kong known as UniCredit China Capital Ltd, which in turn wholly owns the newly established Beijing-based company UniCredit Beijing Consultants Ltd. The local partners will maintain their 49% minority interest.

This venture is part of a project aimed at facilitating our Group's entry into the Chinese business consultancy services market.

The newly acquired companies will both offer financial consultancy services to Italian and foreign companies interested in increasing their operations in China and to Chinese companies whose strategy is to expand their presence abroad. In addition to this area of operations, at a later stage consulting services may also be offered to small and medium-sized Italian and international businesses interested in increasing their operations in China either through joint ventures with Chinese partners or through direct investments.

Locat

In September, following the acquisition of previously restricted Locat shares (not previously available for purchase during the squeeze out), UniCredito Italiano SpA obtained total control over Locat SpA.

As part of its plans to internationalise leasing activities, Locat SpA launched two joint ventures, one in Russia and one in the Balkans.

In Russia, Locat established ZAO Locat Leasing Russia, which is 51% owned by Locat, 25% by Simest SpA, 8% by Finest SpA, and 16% by the Russian insurance company OAO Rosno. This joint venture, with mixed Italian and Russian capital, was conceived at the initiative of the Ministry of Productive Activities. Last October, Locat acquired 11% of Locat Leasing Russia's capital from its Russian partner, thereby strengthening its controlling interest in the company (62%). Locat Leasing Russia, which has share capital of 107 million roubles (about €3 million), will initially operate in the Moscow area, where it is headquartered, and then throughout the Russian Federation.

The initiative in the Balkans was carried out through a joint venture between Locat SpA and UniCredit Zagrebacka Banka (a Bosnian company controlled by Zagrebacka Banka) and is headquartered in Sarajevo. This initiative will involve a total investment of €1 million by Locat and UniCredit Zagrebacka Banka with stakes of 51% and 49% respectively, and will serve the burgeoning leasing market in Bosnia-Herzegovina.

Finally, on 14 October 2005, Locat SpA transferred a portfolio of performing loans totalling about €2 billion to the special purpose vehicle Locat Securitisation Vehicle 3 Srl (LSV3), which will issue bonds secured by this loan portfolio. The issuance of the bonds is scheduled for November 2005.

PRIVATE BANKING & ASSET MANAGEMENT

Asset Gathering

On 13 September, the Parent Company's Board approved the plan for the reorganisation of asset gathering operations in order to integrate the business skills and operating model of the distribution units - UniCredit Private Banking S.p.A. (UPB) and UniCredit Xelion Banca S.p.A. (Xelion) - and improve their competitive position by leveraging existing and potential synergies within the Division.

The following four business synergy areas were identified:

- alignment based on a shared operating and IT platform;
- centralisation of certain middle-office functions and pooling of certain corporate centre functions;
- centralisation of financial intelligence in order to ensure the adoption of strict and standardised criteria within the Division;
- access by Xelion customers to the Private Banking Services of UPB (e.g., tax, property and trust advice services).

After verifying feasibility, it is anticipated that the reorganisation plan will be carried out by merging Xelion into UPB and subsequently spinning off all the services that are not to be centralised into the new banking company (the "new Xelion") which will be wholly owned by UPB.

NEW EUROPE

Yapi ve Kredi Bankasi

As part of our growth strategy in New Europe, through KFS (a 50/50 joint venture between UniCredit and Koç Holding) UniCredit strengthened its presence in Turkey through the acquisition in September of a controlling interest (57.42%) in the Turkish bank Yapi ve Kredi Bankasi A.S. ("YKB") from the Cukurova group. The acquisition was carried out directly by Koçbank (which is 99.9% owned by KFS) for a price of €1,182 million.

After the transaction is finalised, and subject to the approval of the offer price by the Capital Markets Board (CMB), Koçbank will launch a public takeover bid to acquire the shares currently held by YKB's minority shareholders. In addition, following approval by the CMB, Koçbank will also launch mandatory purchase offers for the listed subsidiaries of YKB (Yapi Kredi Sigorta AS, Yapi Kredi Finansal Kiralama AO, Yapi Kredi Yatrim Ortakligi AS and Yapi Kredi Koray Gayrimenkul yatirim Ortakligi AS).

YKB is the sixth largest Turkish bank in terms of book assets (about €14 billion on a consolidated basis), and it operates through a network of over 400 branches with 11,000 employees. Its operations include all areas of banking business and financial services.

New initiatives in Bulgaria

In October the Parent Company's Board authorised the implementation of two initiatives aimed at Bulgaria's fast-growing factoring and consumer credit markets. These initiatives involve the establishment of:

- a joint stock company under Bulgarian law with a share capital of BGN 1 million, wholly owned by the subsidiary Bulbank AD. The Company's operations will primarily be focused on "with recourse" factoring transactions (i.e., with right of recourse against the transferor if the debtor does not meet its payment obligations at maturity), initially limited to loans originating from domestic transactions, but with the option to take part in foreign transactions if certain preconditions are met. Non-recourse transactions (i.e., those without right of recourse against the transferor if the debtor does not fulfil its payment obligations at maturity) will be carried out at a later date;
- a new consumer credit company owned 50.1% by UniCredit Clarima Banca S.p.A. and 49.9% by Bulbank AD, with head office in Sofia and operations throughout Bulgaria. The operations of the new company will primarily be focused on consumer credit, initially mainly loans for the purchase of durable consumer goods (primarily goods other than cars, since the auto segment is dominated by leasing companies) and subsequently on the development of the personal loan and revolving credit card markets.

Other Significant Information

CONVERTENDO FIAT LOAN

In September the €3 billion loan known as the 'Convertendo FIAT Loan', provided to FIAT S.p.A. in 2002 by a syndicate of banks including UniCredito Italiano was repaid (UniCredito Italiano was later succeeded by UniCredit Banca d'Impresa with a share of €625 million).

On the maturity of the convertendo loan, the banks underwrote an increase in the capital of FIAT totalling €3 billion which was paid for by offsetting their loans to FIAT.

UniCredit Banca d'Impresa subscribed 60.7 million ordinary FIAT shares, representing 5.57% of the company's ordinary capital. These shares were paid for by offsetting the €625 million loan and then recognised in our Accounts at a total amount of €446.1 million, based on the official share price on 20 September (the date of purchase).

IMMOBILIARE LOMBARDA SPA

Last September, Immobiliare Lombarda, in which the Group has a stake of 22.32%, approved a project for a business combination with Progestim SpA (a member of the Fondiaria SAI Group) which calls for the merger of Progestim into Immobiliare Lombarda in order to leverage its property holdings. At the same time Immobiliare Lombarda approved a capital increase totalling €128 million, all of which was set aside for the repayment of a part of the remaining "non-interest-bearing" consolidated financial debt. The subscription of the full issue amount was guaranteed by the main shareholders (other financial institutions in addition to UniCredit, Banca Intesa, Capitalia and Scontofin). The maximum charge for the Group will be €51 million (€18.4 million for the Parent Company and €32.6 million for UniCredit Banca d'Impresa).

DISPOSAL OF MINORITY EQUITY INVESTMENTS

The Group continued its strategy of disposing of minority equity investments that are no longer considered strategic. A portion of the stakes held in IKB Deutsche Industriebank AG (1%) and Cedacri SpA (5%) was sold generating total proceeds of €25.7 million and a capital gain of €7.7 million.

ISSUANCE OF HYBRID CAPITAL INSTRUMENT

On 5 October last, through trusts based in the state of Delaware, UniCredit launched a multi-tranche, Tier 1 bond issue (included in the category of Innovative Capital Instruments). The instrument comprised a tranche in euros totalling €750 million and a tranche in sterling totalling £300 million, for a total equivalent of €1.2 billion. The two issues, which are perpetual bonds that can be called by the issuer starting from the tenth year, will pay a fixed interest rate of 4.028% for the euro tranche and 5.396% for the sterling tranche for the first ten years. Both tranches were issued at par. After the first ten years, the bondholders will receive quarterly variable interest payments tied to Euribor and Sterling Libor respectively. The two new bonds were also listed on the Irish Stock Exchange.

Outlook

Although there continue to be several areas of uncertainty, the economic environment seems to be gradually improving, and there are stronger expectations of a recovery in the Italian economy due to international conditions, which are positive on the whole. Thus, for the short and medium term, we are cautiously optimistic on the economy given the following: stabilisation of growth in the US at rates closer to that country's potential; somewhat faster growth in the euro area and in Italy, also stimulated by an upturn in domestic demand; an inflationary environment which is broadly under control despite high oil prices; and expectations of gradually rising interest rates.

Profits in the Italian banking industry should benefit from the improved economic environment, but mainly starting in 2006. For the current year, however, projections will remain cautious in view of a further tightening of spreads. However, we do not rule out the possibility that profits could end up higher than expected since both deposit and loan volume is growing at a faster pace than in the previous year, and significant recovery in stock markets is driving growth in assets under management.

In the environment described above, and in light of the results achieved in the first nine months, the Group confirms its business and profit growth targets for the current year.

Expectations of further revenue growth, bolstered by increases in volume, improved financial market performance, and tight cost and risk control policies, should result in higher Group operating profit than 2004, if the economy performs in line with forecasts

Milan, 10 November 2005

THE BOARD OF DIRECTORS

The Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Further Information

The consolidated quarterly report as at 30 September 2005, which is presented in restated form, was prepared on the basis of current international accounting principles IAS/IFRS. This information is provided, as permitted by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation, the Accounts as at 30 September 2005 of the Parent Company and those provided by the companies were used and were properly restated and adjusted to take into account consolidation requirements, and modified as necessary to standardise them to Group accounting principles.

The quarter under review was considered as a separate period, and thus the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accrual basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intra-company balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.
This quarterly report is not audited by the external auditors.



RECONCILIATION OF ACCOUNTS PREPARED UNDER ITALIAN GAAP (DL. 87/92) TO ACCOUNTS PREPARED UNDER IFRS

Reconciliation of Accounts prepared under Italian GAAP (DL. 87/92) to Accounts prepared under IFRS

Starting this year, the Group is required to prepare its Accounts in accordance with IFRS. The adoption of IFRS for interim accounting statements in 2005 has been gradual, in accordance with the provisions of the Issuers Regulation for the transition period (Art. 81-bis and 82-bis). To be specific, the half-yearly report as at 30 June 2005 was prepared on the basis of previous GAAP, together with a reconciliation of net profit and shareholders' equity to the corresponding figures calculated as per IFRS. On the other hand, the quarterly report as at 30 September 2005 includes Accounts reclassified in accordance with IFRS.

This annex presents reconciliations of the reclassified IFRS Accounts contained in this quarterly report (i.e., balance sheets and profit and loss accounts for September 2004 and 2005, as well as the balance sheet as at 1 January 2005) to the corresponding accounts prepared on the basis of previous GAAP (Legislative Decree 87 dated 27 January 1992) together with an explanation of the main differences.

Please see the relevant annex to our first half report as at 30 June 2005 for a list of the IFRS adopted by the Group, including reconciliations of shareholders' equity under Italian GAAP (LD 87/92) to shareholders' equity under IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005 (the date on which IAS 32 and 39 were adopted) as well as a similar reconciliation of profit for the period ended 31 December 2004. Reconciliations in respect of shareholders' equity and net profit as at 30 June 2005 are shown in our first half report.

RECONCILIATION OF THE RECLASSIFIED BALANCE SHEET

Prior to the adoption of IAS 32 and 39 on 1 January 2005, the main impact of the application of IAS to the balance sheet was due to the reclassification of various balance sheet items, the expansion of the area of consolidation and the effects of the recognition and measurement criteria specified in other IAS, such as those relating to tangible and intangible assets, liability reserves and employee benefits.

To be specific:

- Loans and receivables with customers increased due to the recognition of property to be leased under finance leases, net of the negative impact of the elimination of loans to companies now included among fully consolidated companies.
- Equity investments declined as a result of the transfer of certain equity investments (previously valued at cost or at equity) to the area of consolidation.
- There was no significant change in tangible assets since the derecognition of property to be leased was largely offset by increases resulting from the reversal of accumulated depreciation on land, the recognition of leasehold improvements (previously included under intangible assets) and the change in the area of consolidation, in particular the inclusion of an operating lease company.
- Excluding goodwill, intangible assets were reduced due to derecognition of leasehold improvements and the elimination of costs that can no longer be capitalised.

• Goodwill and positive consolidation differences increased due to the reversal of amortisation applied after the IFRS transition date (1 January 2004) net of the impairment recorded on the same date. Positive net equity differences were recognised under equity investments, while negative consolidation differences were recognised in shareholders' equity.
• Other asset items decreased primarily as a result of the recognition of deferred tax liabilities and other liability items.
• The decrease in customer deposits and increase in deposits by banks were both due to the change in the area of consolidation.
• Specific provisions were reduced due to the reclassification of several reserves (especially the transfer of provisions for personnel costs under "other liabilities"), due to the actuarial valuation of the reserve for employee severance pay (TFR) and pension funds, the reversal of reserves for potential risks, and as a result of the positive impact of the time value of money on payments anticipated over the medium- to long-term;
• Other liability items were affected either by reclassifications, or by the expansion of the area of consolidation as well as by the reporting of liabilities related to the bonus to be paid to eligible employees on their 25th and 26th year of service, and by obligations relating to stock option plans.

The adoption on 1 January 2005 of IAS 32 and 39 affected the balance sheet in ways other than those indicated above. The most significant impact related to the classification of financial instruments into various portfolios, the recognition of entries previously eliminated items, fair value designation of equity investments and the impact of the time value of money on bad and doubtful loans.

To be specific:
• Loans and receivables with customers increased due to: recognition of securitised loans (previously written off the balance sheet) net of reductions for the de-recognition of with-recourse factoring transactions, the transfer of Repo transactions to "assets held for trading" and the time value of money in respect of future receivables relating to bad and doubtful loans (for a gross amount of about €900 million);
• Loans and receivables with banks decreased largely due to the transfer of Repo transactions and interbank deposits to "assets held for trading";
• "Assets held for trading" rose due to the recognition of other assets including derivatives, securities and Loans and receivables with banks and customers (mainly Repos);
• "Held-to-maturity financial assets" consisted entirely of securities, while financial assets designated at fair value also included, up to 30 June 2005, the "Convertendo FIAT loan";
• "Available-for-sale assets" included debt securities and equity investments in companies other than affiliates, which were previously included under "Equity Investments". The fair value designation of equity investments included in the item "available-for-sale assets" was about €1 billion higher than the previously reported book value. "Equity investments" now only include investments in affiliates;
• Treasury shares are now deducted directly from shareholders' equity (IAS 32);
• The additional large reduction in other asset and liability items was largely due to the reclassification of held-for-trading derivatives and the elimination of inter-group derivatives;

- The reduction in deposits from banks and customers was due to the transfer of Repos to the item "Financial liabilities held for trading". The reduction in deposits from customers was to some extent offset by the recognition of liabilities relating to securitisation transactions reported in the accounts;
- "Financial liabilities held for trading" mainly consisted of derivatives, which were previously included under "other liabilities", and Repo transactions.

RECONCILIATION OF RECLASSIFIED PROFIT AND LOSS ACCOUNT

As in the case of the balance sheet, the main impact of the application of IFRS on the profit and loss account was due to the changed area of consolidation, the changes required by individual accounting standards and the reclassification of certain items. The reclassified items included extraordinary income and expenses, no longer allowed under IFRS, and other net operating income, which are now recognized as a deduction to expenses to the extent related to recoveries of expenses, while the balance of income and expenses not attributable to other profit and loss account items is recognized as a residual income item.

To be specific, excluding differences attributable to IAS 32 and 39:

- Net interest decreased largely as a result of an increase in the time value cost of reserves following their upward adjustment as from the beginning of the period.
- The increase in net commissions was mainly due to the reclassification of commissions on current account deposits which were previously included under "other operating income";
- The reduction in personnel costs was due to a different method of determining and allocating costs related to permanent staff benefits (in particular, employee severance pay and loyalty bonuses), for which a portion of the cost is represented by the interest expense for the adjustment of the liability as the maturity date approaches. The lower personnel costs were partially offset by costs relating to share-based compensation and by the impact of the wider scope of consolidation;
- Despite the elimination of depreciation on the land component of the property, writedowns of tangible and intangible assets were up mainly due to the change in the area of consolidation which had a significant impact due to the inclusion of an operating lease company;
- All adjustments relating to the amortisation of goodwill were eliminated since this asset item is no longer amortised, but is instead subject to periodical impairment tests;
- The reduction in provisions for risks and charges was due to the effect of the time value of money on provisions for the period and to the introduction of more restrictive criteria than in the past;
- Net profits from investments rose primarily due to extraordinary income from the disposal of equity investments and property (buildings component). Any capital gain on the sale of buildings is adjusted to take into account the higher book value resulting from the elimination of depreciation of the land component.

Finally, with regard to the application of IAS 39, effective 1 January 2005 there was

- a positive impact on net interest income due to the time value of money in respect of bad and doubtful loans;
- a negative impact on net commissions due to the inclusion of certain commissions on loans in the calculation of the loans' amortised cost;
- a negative impact on trading profits largely due to the lower profits from available-for sale assets, which, under IFRS, are not initially recognised through profit or loss but allocated directly to the specific equity reserve until sold (obviously, the effect would have been positive if there had been losses);
- a negative effect on net loan writedowns due to the time value of money impact on writedowns for the period resulting from the delayed recovery of bad and doubtful loans over time;
- the reduction in other administrative expenses is due to the inclusion of withholding tax (and its recovery) in the calculation of amortised cost.

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - PROFIT AND LOSS JAN.-SEPT. 2004

	JAN-SEPT 2004 ITALIAN GAAP	EFFECT OF IFRS ADOPTION [1]	JAN-SEPT 2004 UNDER IFRS	
Net interest	3,616	- 65	3,551	Net interest
Dividends and other income from equity investments	182	- 8	174	Dividends and other income from equity investments
Net interest income	**3,798**	**- 73**	**3,725**	**Net interest income**
Net commission	2,420	+ 458	2,878	Net commission
Trading profit	820	- 4	816	Net trading, hedging and fair value income
Other net operating income	658	- 489	169	Net other expenses/income
Net non-interest income	**3,898**	**- 35**	**3,863**	**Net non-interest income**
TOTAL REVENUES	**7,696**	**- 108**	**7,588**	**TOTAL REVENUES**
Payroll costs	-2,529	+ 34	-2,495	Payroll costs
Other administrative expenses	-1,515	- 14	-1,529	Other administrative expenses
		+ 162	162	Recovery of expenses
Writedowns of intangible and tangible fixed assets	-342	- 30	-372	Writedowns of intangible and tangible fixed assets
Operating expenses	**-4,386**	**+ 152**	**-4,234**	***Operating expenses***
OPERATING PROFIT	**3,310**	**+ 44**	**3,354**	**OPERATING PROFIT**
Amortisation of goodwill	-215	+ 215	-	Amortisation of goodwill
Provision for risks and charges	-62	+ 10	-52	Provision for risks and charges
Net writedowns of loans and provisions for guarantees and commitments	-660	-	-660	Net writedowns of loans and provisions for guarantees and commitments
Net writedowns of financial investments	4	+ 24	28	Net income from investments
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**2,377**	**+ 293**	**2,670**	**PROFIT BEFORE TAX**
Extraordinary income (charge) - net	157	- 157		
Income tax for the period	-895	+ 8	-887	Income tax for the period
NET PROFIT FOR THE PERIOD	**1,639**	**+ 144**	**1,783**	**NET PROFIT**
Minorities	-135	+ 2	-133	Minorities
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**1,504**	**+ 146**	**1,650**	**GROUP PORTION OF NET PROFIT FOR THE PERIOD**

Note: 1. Does not include the effects of IAS 32 and 39

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - PROFIT AND LOSS Q3 2004	Q 3 2004 ITALIAN GAAP	EFFECT OF IFRS ADOPTION [1]	Q 3 2004 UNDER IFRS	
Net interest	1,217	- 14	1,203	Net interest
Dividends and other income from equity investments	61	- 12	49	Dividends and other income from equity investments
Net interest income	**1,278**	**- 26**	**1,252**	**Net interest income**
Net commission	767	+ 162	929	Net commission
Trading profit	233	- 3	230	Net trading, hedging and fair value income
Other net operating income	215	- 142	73	Net other expenses/income
Net non-interest income	**1,215**	**+ 17**	**1,232**	**Net non-interest income**
TOTAL REVENUES	**2,493**	**- 9**	**2,484**	**TOTAL REVENUES**
Payroll costs	-840	+ 4	-836	Payroll costs
Other administrative expenses	-501	- 9	-510	Other administrative expenses
		+ 57	57	Recovery of expenses
Writedowns of intangible and tangible fixed assets	-122	- 11	-133	Writedowns of intangible and tangible fixed assets
Operating expenses	**-1,463**	**+ 41**	**-1,422**	**Operating expenses**
OPERATING PROFIT	**1,030**	**+ 32**	**1,062**	**OPERATING PROFIT**
Amortisation of goodwill	-72	+ 72	-	Amortisation of goodwill
Provision for risks and charges	-26	+ 2	-24	Provision for risks and charges
Net writedowns of loans and provisions for guarantees and commitments	-222	+ 1	-221	Net writedowns of loans and provisions for guarantees and commitments
Net writedowns of financial investments	4	+ 14	18	Net income from investments
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**714**	**+ 121**	**835**	**PROFIT BEFORE TAX**
Extraordinary income (charge) - net	55	- 55		
Income tax for the period	-264	- 10	-274	Income tax for the period
NET PROFIT FOR THE PERIOD	**505**	**+ 56**	**561**	**NET PROFIT**
Minorities	-50	- 1	-51	Minorities
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**455**	**+ 55**	**510**	**GROUP PORTION OF NET PROFIT FOR THE PERIOD**

Note: 1. Does not include the effects of IAS 32 and 39

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - BALANCE SHEET AS AT 30 SEPTEMBER 2004	AMOUNTS AS AT 30.09.2004 ITALIAN GAAP	EFFECT OF IFRS ADOPTION [1]	AMOUNTS AS AT 30.09.2004 UNDER IFRS
Assets			
Cash and cash balances	1,779	+ 1	1,780
Loans and receivables with:			
- customers	135,218	+ 552	135,770
- banks	36,271	+ 1	36,272
Securities	33,060	+ 3	33,063
Investments in associates and joint ventures	3,534	- 110	3,424
Property, plant and equipment	3,115	- 118	2,997
Intangible assets excl. goodwill	408	- 95	313
Goodwill and positive consolidation and net equity differences	1,818	+ 183	2,001
Own shares	116	-	116
Tax assets	-	+ 818	818
Other items	43,090	- 2,009	41,081
Total assets	**258,409**	**- 774**	**257,635**
Liabilities and Shareholders' Equity			
Deposits:			
- Due to customers	98,003	- 271	97,732
- Securities in issue	48,343	- 27	48,316
- Due to banks	45,385	+ 106	45,491
Specific reserves	2,727	- 648	2,079
Tax liabilities	1,156	- 246	910
Other liabilities	41,618	+ 63	41,681
Subordinated debt	6,578	-	6,578
Negative differences on consolidation and net equity	59	- 59	-
Minorities	1,034	+ 40	1,074
Shareholders' equity:			
- Capital and reserves	12,002	+ 122	12,124
- Net profit	1,504	+ 146	1,650
Total liabilities and shareholders' equity	**258,409**	**- 774**	**257,635**

Note: 1. Does not include the effects of IAS 32 and 39

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - BALANCE SHEET AS AT 1 JANUARY 2005	AMOUNTS AS AT 01.01.2005 ITALIAN GAAP	EFFECT OF IFRS ADOPTION	AMOUNTS AS AT 01.01.2005 UNDER IFRS
Assets			
Cash and cash balances	2,083	+ 1	2,084
Loans and receivables with:			
- customers	140,438	+ 6	140,444
- banks	36,521	- 21,525	14,996
Securities	29,916	- 29,916	
Financial assets held for trading		+ 70,039	70,039
Financial assets designated at fair value		+ 2,636	2,636
Available for sale financial assets		+ 12,773	12,773
Held to maturity investments		+ 2,925	2,925
Derivatives used for hedging		+ 995	995
Fair value changes to hedged items		+ 625	625
Investments in associates and joint ventures	3,536	- 2,673	863
Property, plant and equipment	3,002	- 101	2,901
Intangible assets excl. goodwill	437	- 110	327
Goodwill and positive consolidation and net equity differences	1,705	+ 245	1,950
Own shares	358	- 358	
Deferred tax assets		+ 1,620	1,620
Other items	47,859	- 42,322	5,537
Total assets	**265,855**	**- 5,140**	**260,715**
Liabilities and shareholders' equity			
Deposits:			
- from customers	103,817	- 8,809	95,008
- debt certificates including bonds	53,106	+ 128	53,234
- from banks	37,702	- 14,767	22,935
Financial liabilities held for trading		+ 54,204	54,204
Derivatives used for hedging		+ 962	962
Fair value changes to hedged items		+ 409	409
Specific reserves	3,204	- 983	2,221
Deferred tax liabilities	1,272	+ 284	1,556
Other liabilities	44,994	- 37,005	7,989
Subordinated debt	6,541	+ 102	6,643
Negative consolidation and net equity differences	54	- 54	
Minorities	1,129	+ 52	1,181
Shareholders' equity			
- Capital and reserves	11,905	+ 399	12,304
- Net profit	2,131	- 62	2,069
Total liabilities and shareholders' equity	**265,855**	**- 5,140**	**260,715**

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - BALANCE SHEET AS AT 30 JUNE 2005	AMOUNTS AS AT 30.06.2005 ITALIAN GAAP	EFFECT OF IFRS ADOPTION	AMOUNTS AS AT 30.06.2005 UNDER IFRS
Assets			
Cash and cash balances	1,945	+ 2	1,947
Loans and receivables with:			
- customers	149,480	+ 1,015	150,495
- banks	25,946	- 12,368	13,578
Securities	38,384	- 38,384	
Financial assets held for trading		+ 71,401	71,401
Financial assets designated at fair value		+ 4,785	4,785
Available for sale financial assets		+ 13,224	13,224
Held to maturity investments		+ 2,878	2,878
Derivatives used for hedging		+ 1,400	1,400
Fair value changes to hedged items		+ 818	818
Investments in associates and joint ventures	3,673	- 2,571	1,102
Property, plant and equipment	3,063	- 177	2,886
Intangible assets excl. goodwill	419	- 93	326
Goodwill and positive consolidation and net equity differences	1,666	+ 394	2,060
Own shares	358	- 358	
Deferred tax assets		+ 1,627	1,627
Other items	62,694	- 57,443	5,251
Total assets	**287,628**	**- 13,850**	**273,778**
Liabilities and shareholders' equity			
Deposits:			
- from customers	99,698	- 1,314	98,384
- debt certificates including bonds	62,737	+ 382	63,119
- from banks	38,669	- 10,186	28,483
Financial liabilities held for trading		+ 46,301	46,301
Derivatives used for hedging		+ 1,342	1,342
Fair value changes to hedged items		+ 681	681
Specific reserves	3,053	- 819	2,234
Deferred tax liabilities	905	+ 595	1,500
Other liabilities	61,293	- 51,633	9,660
Subordinated debt	5,878	+ 125	6,003
Negative consolidation and net equity differences	49	- 49	
Minorities	1,123	+ 48	1,171
Shareholders' equity			
- Capital and reserves	12,922	+ 536	13,458
- Net profit	1,301	+ 141	1,442
Total liabilities and shareholders' equity	**287,628**	**- 13,850**	**273,778**

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - PROFIT AND LOSS JANUARY - SEPTEMBER 2005	JAN-SEPT 2005 ITALIAN GAAP	EFFECT OF IFRS ADOPTION	JAN-SEPT 2005 UNDER IFRS	
Net interest	3,921	+ 53	3,974	Net interest
Dividends and other income from equity investments	182	- 2	180	Dividends and other income from equity investments
Net interest income	**4,103**	**+ 51**	**4,154**	**Net interest income**
Net commission	2,753	+ 451	3,204	Net commission
Trading profit	772	- 26	746	Net trading, hedging and fair value income
Other net operating income	818	- 644	174	Net other expenses/income
Net non-interest income	**4,343**	**- 219**	**4,124**	**Net non-interest income**
TOTAL REVENUES	**8,446**	**- 168**	**8,278**	**TOTAL REVENUES**
Payroll costs	-2,652	+ 30	-2,622	Payroll costs
Other administrative expenses	-1,624	+ 34	-1,590	Other administrative expenses
		+ 171	171	Recovery of expenses
Writedowns of intangible and tangible fixed assets	-319	- 40	-359	Writedowns of intangible and tangible fixed assets
Operating expenses	**-4,595**	**+ 195**	**-4,400**	**Operating expenses**
OPERATING PROFIT	**3,851**	**+ 27**	**3,878**	**OPERATING PROFIT**
Amortisation of goodwill	-237	+ 237	-	Amortisation of goodwill
Provision for risks and charges	-112	+ 20	-92	Provision for risks and charges
Net writedowns of loans and provisions for guarantees and commitments	-408	- 268	-676	Net writedowns of loans and provisions for guarantees and commitments
Net writedowns of financial investments	-175	+ 433	258	Net income from investments
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**2,919**	**+ 449**	**3,368**	**PROFIT BEFORE TAX**
Extraordinary income (charge) - net	282	- 282		
Income tax for the period	-1,101	+ 11	-1,090	Income tax for the period
NET PROFIT FOR THE PERIOD	**2,100**	**+ 178**	**2,278**	**NET PROFIT**
Minorities	-177	+ 17	-160	Minorities
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**1,923**	**+ 195**	**2,118**	**GROUP PORTION OF NET PROFIT FOR THE PERIOD**

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - PROFIT AND LOSS Q3 2005

	Q 3 2005 ITALIAN GAAP	EFFECT OF IFRS ADOPTION	Q 3 2005 UNDER IFRS	
Net interest	1,361	+ 15	1,376	Net interest
Dividends and other income from equity investments	34	- 12	22	Dividends and other income from equity investments
Net interest income	**1,395**	**+ 3**	**1,398**	**Net interest income**
Net commission	954	+ 157	1,111	Net commission
Trading profit	208	+ 19	227	Net trading, hedging and fair value income
Other net operating income	285	- 218	67	Net other expenses/income
Net non-interest income	**1,447**	**- 42**	**1,405**	**Net non-interest income**
TOTAL REVENUES	**2,842**	**- 39**	**2,803**	**TOTAL REVENUES**
Payroll costs	-884	+ 4	-880	Payroll costs
Other administrative expenses	-554	+ 7	-547	Other administrative expenses
		+ 58	58	Recovery of expenses
Writedowns of intangible and tangible fixed assets	-109	- 14	-123	Writedowns of intangible and tangible fixed assets
Operating expenses	**-1,547**	**+ 55**	**-1,492**	**Operating expenses**
OPERATING PROFIT	**1,295**	**+ 16**	**1,311**	**OPERATING PROFIT**
Amortisation of goodwill	-78	+ 78	-	Amortisation of goodwill
Provision for risks and charges	-26	+ 2	-24	Provision for risks and charges
Net writedowns of loans and provisions for guarantees and commitments	22	- 214	-192	Net writedowns of loans and provisions for guarantees and commitments
Net writedowns of financial investments	-179	+ 206	27	Net income from investments
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**1,034**	**+ 88**	**1,122**	**PROFIT BEFORE TAX**
Extraordinary income (charge) - net	19	- 19		
Income tax for the period	-371	- 11	-382	Income tax for the period
NET PROFIT FOR THE PERIOD	**682**	**+ 58**	**740**	**NET PROFIT**
Minorities	-60	- 4	-64	Minorities
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**622**	**+ 54**	**676**	**GROUP PORTION OF NET PROFIT FOR THE PERIOD**

(€ million)

ITALIAN GAAP/IFRS RECONCILIATION - BALANCE SHEET AS AT 30 SEPTEMBER 2005	AMOUNTS AS AT 30.09.2005 ITALIAN GAAP	EFFECT OF IFRS ADOPTION	AMOUNTS AS AT 30.09.2005 UNDER IFRS
Assets			
Cash and cash balances	1,940	- 9	1,931
Loans and receivables with:			
- customers	150,108	+ 3,086	153,194
- banks	33,214	- 15,244	17,970
Securities	36,404	- 36,404	
Financial assets held for trading		+ 70,287	70,287
Financial assets designated at fair value		+ 3,794	3,794
Available for sale financial assets		+ 13,679	13,679
Held to maturity investments		+ 2,826	2,826
Derivatives used for hedging		+ 1,395	1,395
Fair value changes to hedged items		+ 743	743
Investments in associates and joint ventures	4,382	- 2,644	1,738
Property, plant and equipment	3,080	- 190	2,890
Intangible assets excl. goodwill	419	- 88	331
Goodwill and positive consolidation and net equity differences	1,998	+ 128	2,126
Own shares	358	- 358	
Deferred tax assets		+ 1,648	1,648
Other assets	62,107	- 56,795	5,312
Total assets	**294,010**	**- 14,146**	**279,864**
Liabilities and shareholders' equity			
Deposits:			
- from customers	101,647	- 2,258	99,389
- debt certificates including bonds	63,969	+ 444	64,413
- from banks	41,789	- 10,922	30,867
Financial liabilities held for trading		+ 47,263	47,263
Derivatives used for hedging		+ 1,268	1,268
Fair value changes to hedged items		+ 563	563
Specific reserves	3,154	- 876	2,278
Deferred tax liabilities	1,307	+ 491	1,798
Other liabilities	60,172	- 51,142	9,030
Subordinated debt	5,878	+ 168	6,046
Negative consolidation and net equity differences	49	- 49	
Minorities	1,205	+ 37	1,242
Shareholders' equity			
- Capital and reserves	12,917	+ 672	13,589
- Net profit	1,923	+ 195	2,118
Total liabilities and shareholders' equity	**294,010**	**- 14,146**	**279,864**



BRANCH NETWORKS, SUBSIDIARIES AND OFFICES IN ITALY AND ABROAD

UniCredit S.p.A. - International Network


NEW YORK
Saõ Paolo

BRANCHES

Representative offices


Beijing
Shanghai
Guangzhou
HONG KONG
Mumbai
Moscow
Brussels
PARIS
LONDON

Group Banks

EUROPE



UNICREDITO ITALIANO BANK IRELAND PLC (Dublin)
UNICREDIT BANCA MOBILIARE (London)
UNICREDIT International Bank SA (Luxembourg)
UNICREDIT BANCA MOBILIARE (Paris)
UNICREDIT SUISSE BANK (Lugano)
BANQUE MONEGASQUE DE GESTION (Montecarlo)
BANCA AGRICOLA COMMERCIALE SAN MARINO (San Marino) 7
PEKAO GROUP (Poland) 785
ZIVNOSTENSKA BANKA (Czech Rep.) 41
UNIBANKA (Slovakia) 65
KOÇ FINANSAL HIZMETLER GROUP (Turkey) 181*
* Consolidated as to 50%.
BULBANK (Bulgaria) 103
UNICREDIT ROMANIA (Romania) 39
ZAGREBACKA GROUP (Croatia and Bosnia Herzogovina) 189

Number of New Europe Division branches 1,403


ITALY
87
153
311
621
498
83
92
25
110
21
458
64
92
203
22
85
6
43
20
59

BANKING BRANCHES IN ITALY

Region	UniCredit Banca	UniCredit Banca per la Casa	UniCredit Clarima Banca	Total Retail	UniCredit Banca d'Impresa	UniCredit Banca Mediocredito	Total Corporate Banking	UniCredit Private Banking	Total
Veneto	545	1		546	47		47	28	621
Emilia-Romagna	440	1		441	31		31	26	498
Piedmont	398	1		399	31	1	32	27	458
Lombardy	250	4	1	255	37		37	19	311
Latium	173	3	1	177	15		15	11	203
Friuli-Venezia Giulia	139			139	9		9	5	153
Apulia	94	1	1	96	8		8	6	110
Tuscany	70	1	1	72	14		14	6	92
Umbria	85			85	6		6	1	92
Trentino-Alto Adige	78			78	6		6	3	87
Campania	69	1	1	71	9		9	5	85
Marche	73			73	7		7	3	83
Liguria	52	1		53	7		7	4	64
Sicily	48	1	2	51	5		5	3	59
Sardinia	38		1	39	3		3	1	43
Abruzzo	20			20	4		4	1	25
Molise	21			21	1		1		22
Val d'Aosta	19			19	1		1	1	21
Calabria	16		1	17	3		3		20
Basilicata	4			4	2		2		6
Total	**2,632**	**15**	**9**	**2,656**	**246**	**1**	**247**	**150**	**3,053**

Pioneer Investments Worldwide



BOSTON
NEW YORK
MIAMI
Investment Centres
Sales Offices


MILAN
HAMBURG
PARIS
MUNICH
LUXEMBOURG
PRAGUE
LONDON
DUBLIN
WARSAW
BRATISLAVA
SOFIA
GENEVA
MADRID
BEIJING
HONG KONG
SINGAPORE
TEL AVIV
SYDNEY

Creative concept: Draft Italy

Graphic Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: CentroStampa 73 S.n.c. - Castelseprio (VA)
November 2005



Printed on certified recycled chlorine-free paper.


UniCredit